CNL Strategic Capital, LLC S-1

Exhibit 2.2

AGREEMENT AND PLAN OF MERGER

by and among

CNL Strategic Capital, LLC,

PFHI Merger Sub, Inc.,

and

Polyform Holdings, Inc.

October 20, 2017

i

TABLE OF CONTENTS

(continued)

ii

TABLE OF CONTENTS

(continued)

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of October 20, 2017 (this “Agreement”), by and among CNL Strategic Capital, LLC, a Delaware limited liability company (“Purchaser”), PFHI Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Purchaser (“Merger Sub”), Polyform Holdings, Inc., a Delaware corporation (the “Company”), and Levine Leichtman Capital Partners SBIC Fund, L.P., a Delaware limited partnership, solely in its capacity as the representative of the Securityholders (the “Stockholders’ Representative”).

RECITALS

WHEREAS, Purchaser desires to acquire the Company in a reverse subsidiary merger transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving entity and a Subsidiary of Purchaser, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of the Company has unanimously (i) determined that it is in the best interests of the Company and the Stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, and (iii) resolved to recommend adoption of this Agreement by the Stockholders;

WHEREAS, the Board of Directors of Purchaser has unanimously (i) determined that it is in the best interests of Purchaser and its stockholders, and declared it advisable, to enter into this Agreement and (ii) approved the execution, delivery and performance by Purchaser of this Agreement and the consummation of the Transactions;

WHEREAS, the Board of Directors of Merger Sub and Purchaser, as the sole stockholder of Merger Sub, have each approved and declared advisable this Agreement and the Merger, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, pursuant to the Exchange Agreements, each Rollover Securityholder shall exchange the Rollover Securities held by such Rollover Securityholder in exchange for shares of the Surviving Company; and

WHEREAS, pursuant to those certain agreements, to be entered into on or prior to Closing (each, an “Option Surrender Agreement” and, collectively, the “Option Surrender Agreements”), by and between each Optionholder and the Company, each Optionholder shall surrender, for cancellation on the Closing Date, all Stock Options owned by such Optionholder in exchange for the applicable Option Surrender Payment to be paid for the Stock Options surrendered by such Optionholder.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article I.
the merger

1.01         Merger. At the Effective Time, and upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the Delaware General Corporation Law (the “DGCL”), Merger Sub shall be merged with and into the Company. Following the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under the DGCL as the surviving corporation, and wholly-owned subsidiary of Purchaser (sometimes hereinafter referred to as the “Surviving Company”).

1.02         Closing. The closing of the Transactions shall take place at a closing (the “Closing”) to be held electronically at 10:00 a.m. Central time on the second (2nd) business day following full satisfaction or due waiver of all of the closing conditions set forth in ARTICLE II (other than those to be satisfied at the Closing but subject to the satisfaction of such conditions) or, if Purchaser and the Stockholders’ Representative mutually agree, at such place, on such other date or at such other time, as Purchaser and the Stockholders’ Representative agree. The date of the Closing is referred to herein as the “Closing Date” and all of the transactions contemplated herein to occur on and as of the Closing Date shall be deemed to have occurred simultaneously and to be effective as of 12:01 a.m. Central time on such date.

1.03         Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, concurrently with the Closing or as soon as practicable thereafter, the Company, Purchaser and Merger Sub shall cause a certificate of merger with respect to the Merger, substantially in the form attached hereto as Exhibit A (the “Certificate of Merger”), to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later time as Purchaser and the Company shall agree and shall specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

1.04         Effects of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the applicable provisions of the DGCL and the Certificate of Merger. Without limiting the generality of the foregoing, at the Effective Time, all the assets, properties, rights, privileges, immunities, powers and franchises of Merger Sub and the Company shall vest in the Surviving Company and all restrictions, obligations, duties, debts and liabilities of Merger Sub and the Company shall be the restrictions, obligations, duties, debts and liabilities of the Surviving Company.

1.05         Certificate of Incorporation.

(a)           At the Effective Time, by virtue of the Merger, the amended and restated certificate of incorporation of the Company as set forth in the Certificate of Merger shall be the certificate of incorporation of the Surviving Company, substantially in the form attached hereto as Exhibit B (the “Surviving Charter”). Such amended and restated certificate of incorporation shall have been filed with the Secretary of State of the State of Delaware simultaneously with the Certificate of Merger at the Effective Time.

(b)           At the Effective Time, by virtue of the Merger, the bylaws of the Company as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Company, substantially in the form attached hereto as Exhibit C (the “Surviving By-laws”), until thereafter amended in accordance with the DGCL, the Surviving Charter and the Surviving By-laws.

1.06         Officers. The officers of the Company immediately prior to the Effective Time shall be, from and after the Effective Time, the officers of the Surviving Company, each to hold office until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving By-laws and applicable Law.

1.07         Directors. The directors of the Company immediately prior to the Effective Time shall be, from and after the Effective Time, the directors of the Surviving Company, each to hold office until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving By-laws and applicable Law.

1.08         Merger Without Meeting of Stockholders. Within two (2) business days of the date hereof, certain of the Stockholders, who own not less than ninety percent (90%) of the currently issued and outstanding Common Shares, will execute and deliver to the Company (a copy of which will be delivered to Purchaser) in accordance with applicable provisions of the DGCL, the Stockholder Written Consent.

1.09         Conversion of Common Shares. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, Merger Sub, the Company, the Stockholders’ Representative or the holders of Common Shares, (a) each outstanding Common Share (other than Dissenting Shares or Rollover Securities) shall be canceled and be converted automatically into the right to receive the applicable share of the Merger Consideration, if any, in accordance with Section 1.13, without interest, payable to the holder thereof in cash and (b) each Rollover Security shall be exchanged in accordance with Section 1.14(d), in either case upon (i) surrender of the Certificate representing such Common Shares in the manner provided in Section 1.16 (or in the case of a lost, stolen or destroyed Certificate, upon delivery of an affidavit in the manner provided in Section 1.16(f)), and (ii) delivery of an executed Letter of Transmittal as provided in Section 1.16(a).

1.10         Treatment of Capital Stock of Merger Sub in the Merger. At the Effective Time, by virtue of the Merger and without any action on the part of any of the parties hereto, each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable share of common stock of the Surviving Company. Each stock certificate of Merger Sub evidencing ownership of any shares of Merger Sub shall after the Effective Time evidence ownership of shares of capital stock of the Surviving Company.

1.11         Stock Options. In accordance with the terms and subject to the conditions of the Option Surrender Agreements and this Agreement, at the Closing, in consideration for the payments specified in each applicable Option Surrender Agreement (each, an “Option Surrender Payment”), each Optionholder shall surrender for cancellation all Stock Options held by such Optionholder; provided that each Option Surrender Payment shall be net of any amounts required to be deducted or withheld from any Optionholder under any applicable provision of federal, state, or local Tax Law or under any other applicable Law. At the Effective Time, each unexercised Stock Option shall be, by virtue of the Merger and without any action on the part of the parties hereto, cancelled, terminated and shall no longer be exercisable by the former holder thereof for any Common Shares or capital stock of the Surviving Company.

1.12         Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, Common Shares that are outstanding immediately prior to the Effective Time and that are held by any holder who is entitled to demand and who demands properly in writing appraisal for such Common Shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (any such Common Shares being referred to as “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the DGCL with respect to such Common Shares), shall not be converted into, or represent the right to receive, the consideration payable in respect of such Common Shares in accordance with Section 1.09, but such holder of Dissenting Shares shall instead be entitled only to receive payment of the appraised value of such Common Shares in accordance with the provisions of Section 262 of the DGCL. At the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the appraised value of such Common Shares in accordance with the provisions of Section 262 of the DGCL. Notwithstanding the foregoing, all Dissenting Shares held by any such holder who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost its rights to appraisal of such Dissenting Shares under Section 262 of the DGCL or a court of competent jurisdiction shall have determined that such holder is not entitled to the relief provided by Section 262 of the DGCL shall thereupon be deemed to have been automatically converted into, and to have become exchangeable for, and shall represent only the right to receive the consideration payable in respect of such Common Shares in accordance with Section 1.09, without any interest thereon, upon surrender in the manner provided in Section 1.16 and the right of such holder to payment of the appraised value of such Dissenting Shares shall cease.

1.13         Merger Consideration.

(a)           For purposes of this Agreement, the “Merger Consideration” shall mean, subject to adjustment pursuant to Section 1.15 hereof, an amount equal to:

(i)          the Base Consideration;

(ii)         plus the amount of Closing Date Cash;

(iii)        less the amount of Closing Date Indebtedness;

(iv)        plus the amount, if any, by which the Closing Working Capital is greater than the Target Working Capital;

(v)         less the amount, if any, by which the Closing Working Capital is less than the Target Working Capital;

(vi)        less the amount of unpaid Transaction Expenses;

(vii)       less the Representative Expense Amount; and

(viii)      less the value of the Rollover Investment.

(b)           As full consideration for all of the issued and outstanding Common Shares, each Stockholder shall receive the applicable amount set forth in the Payment Schedule.

The parties hereto acknowledge and agree that the payment and delivery of any portion of the Merger Consideration pursuant to this Agreement shall be administered by and shall be the sole responsibility of the Stockholders’ Representative upon delivery by Purchaser or Merger Sub, as the case may be, to the Stockholders’ Representative (or its designee) of any such amounts in accordance with the terms of this Agreement.

1.14         Payments at Closing.

(a)           At least two (2) business days before the Closing, the Company shall prepare and deliver to Purchaser the Payment Schedule and a statement (the “Estimated Closing Statement”), setting forth its good faith estimate of Closing Working Capital (the “Estimated Closing Working Capital”), a calculation of Estimated Closing Working Capital, the Company’s good faith estimate of Closing Date Cash (the “Estimated Closing Date Cash”), the Company’s good faith estimate of Closing Date Indebtedness (the “Estimated Closing Date Indebtedness Amount”) and the Company’s good faith estimate of unpaid Transaction Expenses (the “Estimated Closing Date Transaction Expenses”). The Company shall, and shall cause its Representatives to, cooperate and assist Purchaser and its Representatives in their review of the Estimated Closing Statement, including providing on a timely basis all information reasonably requested in connection with such review and provide information sufficient to allow Purchaser to confirm that the amounts set forth in the Pay-Off Letters are reflective of the corresponding amounts included in the Estimated Closing Statement.

(b)           Each of the Estimated Closing Statement and Merger Consideration Adjustment Statement shall be prepared in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the audited Financial Statements for the most recent fiscal year end as if such Estimated Closing Statement was being prepared and audited as of a fiscal year end and as set forth on Exhibit G (collectively, the “Accounting Methodologies”). The Estimated Closing Statement shall describe in reasonable detail the nature of such determination, including the basis for the specific items involved and the dollar amounts thereof.

(c)           At the Closing, Purchaser or Merger Sub shall pay, or cause to be paid:

(i)          to the Stockholders’ Representative or its designee, for the benefit of the Stockholders, by wire transfer of immediately available funds, the Estimated Merger Consideration less an amount equal to $500,000 (the “Merger Consideration Adjustment Escrow Amount”); provided, that the Stockholders’ Representative or its designee shall promptly deliver to each Stockholder who has complied with Section 1.16 prior to the Closing, the portion of the Estimated Merger Consideration attributable to the Common Shares, if any, held by such Stockholder in accordance with the Payment Schedule; provided, further, that, after paying the Estimated Merger Consideration to the Stockholders’ Representative, neither Purchaser nor the Surviving Company or any of their respective Affiliates shall have any liability to any Person for the allocation of such amounts among the Stockholders, who shall look solely to the Stockholders’ Representative for the payment of their respective portion of the Estimated Merger Consideration;

(ii)         to the Stockholders’ Representative, by wire transfer of immediately available funds, an amount equal to the Representative Expense Amount, for the Stockholders’ Representative to hold in the Representative Expense Account and disburse in accordance with the terms of this Agreement; and

(iii)        to the Stockholders’ Representative, an amount equal to the Merger Consideration Adjustment Escrow Amount (such amount, including any interest or other amounts earned thereon and less any disbursements therefrom in accordance with this Agreement, the “Merger Consideration Adjustment Escrow Fund”) by wire transfer of immediately available funds to a segregated account designated by the Stockholders’ Representative, to be held for the purpose of securing the obligations of the Securityholders in Section 1.15(d);

(iv)        the Pay-Off Amount as set forth in the Pay-Off Letters, by wire transfer of immediately available funds to the accounts designated in the Pay-Off Letters; and

(v)         all unpaid Transaction Expenses set forth on the Estimated Closing Statement to the payees thereof, by wire transfer of immediately available funds to the accounts designated in advance by each payee thereof, as set forth on the Estimated Closing Statement.

(d)           At the Closing, upon the terms and subject to the conditions of this Agreement and the applicable Exchange Agreement between each Rollover Securityholder and the Surviving Company, each of the Rollover Securityholders will exchange, effective immediately after the Effective Time, the Rollover Securities owned by such Rollover Securityholder as listed on Exhibit F attached hereto for the shares of the Surviving Company listed opposite such Rollover Securityholder’s name on Exhibit F attached hereto (such transactions, the “Rollover Investment”). All Rollover Securities to be so exchanged shall be deemed to be outstanding for all purposes, including the definitions of Common Shares, Company Class A Common Stock, Company Class B Common Stock, Stock Option and Pro-Rata Share, as applicable, and for purposes of calculating the Merger Consideration and the adjustment set forth in Section 1.15 and any other relevant definition used in the calculation of payments in respect of Common Shares or Stock Options that are not being so exchanged. For all purposes other than in respect of the cash payments to be made on the Closing Date pursuant to Section 1.14(c), the Rollover Securityholders who make a Rollover Investment shall be deemed the owner of the Rollover Securities, including for purposes of any Post-Closing Adjustment Amount owed to or on behalf of the Securityholders pursuant to Section 1.15. For the avoidance of doubt, each Rollover Securityholder shall not be entitled to payment in cash of any portion of the Merger Consideration in respect of their Rollover Securities but shall be entitled or obligated, as the case may be, to any adjustment to the Merger Consideration required to be paid to or on behalf of the Securityholders pursuant to Section 1.15 (in accordance with their respective Pro-Rata Shares) in respect of their Rollover Securities.

(e)           Notwithstanding anything to the contrary contained in this Agreement, all amounts payable under this Agreement that are treated as wages (including, without limitation, the Option Surrender Payments) to current and former employees of the Acquired Companies shall be paid to the Acquired Companies, which shall pay such amounts, less applicable withholding Taxes, to the respective recipient through their payroll system.

(f)            From 11:59 P.M. on the day immediately prior to the Closing Date and until the consummation of the Closing, the Stockholders’ Representative shall cause the Company not to (i) use any Cash to pay any Transaction Expenses, pay any distributions or to repay any Indebtedness or (ii) incur any Indebtedness.

1.15         Post-Closing Adjustment.

(a)            Delivery of Merger Consideration Adjustment Statement. Within ninety (90) days after the Closing Date, Purchaser shall prepare and deliver to the Stockholders’ Representative a statement (the “Merger Consideration Adjustment Statement”), setting forth its good faith calculation of Closing Working Capital, Closing Date Cash, Closing Date Indebtedness and unpaid Transaction Expenses. The Merger Consideration Adjustment Statement shall describe in reasonable detail the nature of such determination, including the basis for the specific items involved and the dollar amounts thereof, and no effect shall be given to (A) the Transactions, (B) any purchase accounting or other similar adjustments resulting from the consummation of the Transactions, (C) any financings or other changes made by or at the request of Purchaser or (D) any additional reserve or accrual (including any increase in any existing reserve or accrual) that is not reflected in the Latest Balance Sheet. Following delivery of the Merger Consideration Adjustment Statement, Purchaser may not revise or otherwise amend the Merger Consideration Adjustment Statement or any calculation therein in any manner.

(b)           Calculation of Post-Closing Adjustment. The post-closing adjustment shall be an amount equal to the sum of:

(i)          the Estimated Closing Working Capital minus the Closing Working Capital as reflected in the Final Merger Consideration Adjustment Statement;

(ii)         the Estimated Closing Date Cash minus the Closing Date Cash as reflected in the Final Merger Consideration Adjustment Statement;

(iii)        the Closing Date Indebtedness as reflected in the Final Merger Consideration Adjustment Statement minus the Estimated Closing Date Indebtedness Amount; and

(iv)        the unpaid Transaction Expenses as reflected in the Final Merger Consideration Adjustment Statement minus the Estimated Closing Date Transaction Expenses.

The net amount after giving effect to the adjustments listed above shall be the “Post-Closing Adjustment Amount.” If the Post-Closing Adjustment Amount is positive, payment of all or a portion of the amount thereof shall be paid to Purchaser solely from the Merger Consideration Adjustment Escrow Fund (and following such payment, any remaining portion of the Merger Consideration Adjustment Escrow Fund shall be released to the Stockholders’ Representative) and if the Post-Closing Adjustment Amount is negative, payment of the full absolute value thereof shall be made by Purchaser, in either case in accordance with Section 1.15(d).

(c)           Examination and Review.

(i)          Examination. After receipt of the Merger Consideration Adjustment Statement, the Stockholders’ Representative shall have thirty (30) days (the “Review Period”) to review the Merger Consideration Adjustment Statement. Following delivery of the Merger Consideration Adjustment Statement, Purchaser shall, and shall cause the Acquired Companies and its and their respective Representatives to, (i) cooperate and assist the Stockholders’ Representative and its Representatives in their review of the Merger Consideration Adjustment Statement, including providing on a timely basis all information reasonably requested in connection with such review and (ii) provide the Stockholders’ Representative and its Representatives with full access to the books, records and personnel of the Acquired Companies, the personnel of, and work papers prepared by, Purchaser and/or Purchaser’s accountants to the extent that they relate to the Merger Consideration Adjustment Statement and to such historical financial information (to the extent in Purchaser’s possession) relating to the Merger Consideration Adjustment Statement as the Stockholders’ Representative may reasonably request for the purpose of reviewing the Merger Consideration Adjustment Statement and for the other purposes set forth in this Section 1.15(c), in each case, without cost to the Stockholders’ Representative, provided, that, in the case of clause (ii) above, such access shall be in a manner that does not unreasonably interfere with the normal business operations of Purchaser or the Acquired Companies.

(ii)         Objection. On or prior to the last day of the Review Period, the Stockholders’ Representative may object to the Merger Consideration Adjustment Statement by delivering to Purchaser a written statement setting forth the Stockholders’ Representative’s objections in reasonable detail, indicating each disputed item or amount and the basis for the Stockholders’ Representative’s disagreement therewith (the “Statement of Objections”), provided, that in the event Purchaser, the Acquired Companies or any of their Representatives do not provide any information, papers or documents reasonably requested by the Stockholders’ Representative or any of its Representatives pursuant to Section 1.15(c)(i) within five (5) days of request therefor (or such shorter period as may remain in the Review Period at the time of such request), the Review Period will be extended by one (1) day for each additional day required for Purchaser, the Acquired Companies and/or their Representatives to fully respond to such request. If the Stockholders’ Representative delivers the Statement of Objections before the expiration of the Review Period (as the same may be extended pursuant to the preceding sentence), Purchaser and the Stockholders’ Representative shall negotiate in good faith to resolve such objections within thirty (30) days after the delivery of the Statement of Objections (the “Resolution Period”), and, if the same are so resolved within the Resolution Period, the Post-Closing Adjustment Amount and the Merger Consideration Adjustment Statement with such changes as may have been previously agreed in writing by Purchaser and the Stockholders’ Representative, shall be final and binding. All discussions related to resolution of the items set forth in the Statement of Objections shall (unless otherwise agreed in writing by Purchaser and the Stockholders’ Representative) be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state statute.

(iii)        Resolution of Disputes. If the Stockholders’ Representative and Purchaser fail to reach an agreement with respect to all of the matters set forth in the Statement of Objections before expiration of the Resolution Period, then any amounts remaining in dispute (“Disputed Amounts”) shall be submitted for resolution to the office of RSM US LLP or, if RSM US LLP is unable to serve, Purchaser and the Stockholders’ Representative shall appoint by mutual agreement the office of an impartial nationally recognized firm of independent certified public accountants other than the Stockholders’ Representative’s accountants or Purchaser’s accountants (the “Selected Accountant”) who, acting as experts and not arbitrators, shall resolve the Disputed Amounts only and make any corresponding adjustments to the Post-Closing Adjustment Amount, as the case may be, and the Merger Consideration Adjustment Statement, based solely on the provisions of this Agreement, the Accounting Methodologies and the submissions of Purchaser and the Stockholders’ Representative, and the Selected Accountant shall not conduct an independent review of the Acquired Companies’ financial statements or otherwise. Each of the Stockholders’ Representative and the Purchaser may furnish to the Selected Accountant such information and documents as it deems relevant, with copies of such submission and all such documents and information being concurrently given to the other party. The parties hereto agree that all adjustments shall be made without regard to materiality. Neither Purchaser nor the Stockholders’ Representative will engage in any ex-parte communications with the Selected Accountant. The Selected Accountant shall only decide the specific items under dispute by the parties and their decision for each Disputed Amount must be within the range of values assigned to each such item in the Merger Consideration Adjustment Statement and the Statement of Objections, respectively (i.e., in each case, no lower than the lowest amount proposed by any such party and no higher than the highest amount proposed by any such party).

(iv)        Cooperation; Fees of the Selected Accountant. Purchaser and the Stockholders’ Representative agree to (A) execute, if requested by the Selected Accountant, a reasonable engagement letter in customary form and (B) reasonably cooperate with the Selected Accountant so as to enable it to make such determination as quickly and as accurately as practicable. Purchaser and the Stockholders’ Representative shall each pay their own costs and expenses incurred in connection with the dispute resolution procedure set forth in this Section 1.15(c), provided, that the fees and expenses of the Selected Accountant shall be paid by the Stockholders’ Representative on behalf of the Securityholders, on the one hand, and by Purchaser, on the other hand, based upon the percentage that the amount actually contested but not awarded to the Stockholders’ Representative on behalf of the Securityholders or Purchaser, respectively, bears to the aggregate amount actually contested by the Stockholders’ Representative and Purchaser. For example, should the items in dispute total in amount to $1,000 and the Selected Accountant awards $600 in favor of the Stockholders’ Representative’s position, 60% of the costs and expenses of its review would be borne by Purchaser and 40% of the costs and expenses would be borne by the Stockholders’ Representative.

(v)         Determination by Selected Accountant. The Selected Accountant shall make a determination as soon as practicable within thirty (30) days (or such other time as the parties hereto shall agree in writing) after their engagement, and their resolution of the Disputed Amounts and their adjustments to the Merger Consideration Adjustment Statement and/or the Post-Closing Adjustment Amount shall be conclusive and binding upon the parties hereto, shall not be subject to collateral attack, review or appeal for any reason (other than fraud or manifest error), and shall be in writing and signed by the Selected Accountant and set forth in reasonable detail the Selected Accountant’s determination with respect to each of the items in dispute, with supporting calculations. The parties hereto agree that the failure of the Selected Accountant to strictly conform to any deadline or time period contained herein shall not render the determination of the Selected Accountant invalid and shall not be a basis for seeking to overturn any determination rendered by the Selected Accountant.

(vi)        Exclusive Remedy. The parties hereto agree that the procedures set forth in this Section 1.15(c) for resolving disputes with respect to the Merger Consideration Adjustment Statement shall be the sole and exclusive method for resolving such disputes; provided, that this provision shall not prohibit any party from instituting a proceeding pursuant to the terms hereof to enforce any final determination of the Merger Consideration as determined in accordance with this Section 1.15.

(d)           Payments of Post-Closing Adjustment. Except as otherwise provided herein, any payment of the Post-Closing Adjustment Amount shall (A) be due within three (3) business days of the Final Determination Date; and (B) be paid by wire transfer of immediately available funds to such account as is directed by Purchaser or the Stockholders’ Representative, as applicable. Notwithstanding any provision of this Agreement to the contrary, Purchaser’s sole source of recovery of all or any portion of the Post-Closing Adjustment Amount due to Purchaser, if any, shall be through the delivery to Purchaser of cash from the Merger Consideration Adjustment Escrow Fund, and in no event will Purchaser, Merger Sub, the Acquired Companies or any of their Affiliates institute any Action against, seek to recover from, or have any right to recover directly from the Stockholders’ Representative, the Securityholders or any other Seller Affiliate for payment of any portion of the Post-Closing Adjustment Amount in excess of the Merger Consideration Adjustment Escrow Amount. Any amounts, if any, then remaining in the Merger Consideration Adjustment Escrow Fund after payment to Purchaser (or its designee) and satisfaction in full of the Post-Closing Adjustment Amount shall be released by the Stockholders’ Representative to each Securityholder who has complied with Section 1.14(d) or Section 1.16, as applicable, and each Optionholder who has complied with the terms of the applicable Option Surrender Agreement in accordance with the allocations set forth in the Payment Schedule.

(e)           Adjustments for Tax Purposes. Any payments made pursuant to Section 1.15 shall be treated as an adjustment to the Merger Consideration by the parties for Tax purposes, unless otherwise required by Law.

1.16         Surrender of Certificates.

(a)           As soon as practicable after the date of this Agreement, the Company will mail or will cause to be mailed to each record holder of Certificates, a letter of transmittal substantially in the form attached hereto as Exhibit D (the “Letter of Transmittal”), which shall specify that delivery shall be effected only upon proper surrender of the Certificates together with such Letter of Transmittal properly completed, duly executed and delivered to the Stockholders’ Representative, and instructions for use in surrendering such Certificates and receiving the portion of the Merger Consideration, if any in respect of the Common Shares evidenced thereby. Until so surrendered, each such Certificate shall represent solely the right to receive the portion of the Merger Consideration relating to the Common Shares represented thereby.

(b)           The Stockholders’ Representative shall act as exchange and paying agent in effecting the exchange of the Merger Consideration for the Certificates held by any Stockholder at the Closing.

(c)           Notwithstanding anything to the contrary in this Agreement, no payments shall be made hereunder to any Stockholder unless and until such Stockholder has complied with this Section 1.16. Any amounts otherwise payable to any Stockholder who has not complied with this Section 1.16 (including any amounts that may become payable in accordance with Section 6.02(b)) shall instead be retained by, or distributed to, the Stockholders’ Representative or its designee for payment to such Stockholder following compliance with this Section 1.16. The Stockholders’ Representative or its designee shall pay such amounts to such Stockholder within five (5) business days following receipt by the Stockholders’ Representative of such Stockholder’s Certificate(s) and a duly executed Letter of Transmittal. Surrendered Certificates shall be delivered within five (5) business days by the Stockholders’ Representative to the Surviving Company and then cancelled by the Surviving Company.

(d)           From and after the Effective Time, the stock ownership ledger of the Company shall be closed and there shall be no further registration of transfers on the ledgers of the Surviving Company of any equity securities of the Company that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates formerly representing Common Shares are presented to the Surviving Company or the Stockholders’ Representative, they shall be surrendered and canceled as provided in this ARTICLE I.

(e)           No interest shall accrue or be paid on the cash payable upon the delivery of Certificates or Letters of Transmittal. Neither the Stockholders’ Representative nor the Surviving Company or any other party hereto shall be liable to a Stockholder for any cash or interest thereon delivered to a public official pursuant to any applicable abandoned property, escheat or similar laws.

(f)            In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and the execution and delivery to the Surviving Company by such Person of an indemnity agreement in form and substance reasonably satisfactory to Purchaser, the Stockholders’ Representative will issue, or will cause to be issued, in exchange for such lost, stolen or destroyed Certificate the payments with respect to such Certificate to which such Person is entitled pursuant to this ARTICLE I.

1.17         Deliveries at Closing.

At the Closing, the Company shall deliver, or cause to be delivered, to Purchaser:

(a)           all pay-off letters (such documents collectively, the “Pay-Off Letters”) duly executed by the holders of all Indebtedness set forth on the Estimated Closing Statement, indicating (i) the amounts required in order to pay in full all such Indebtedness (such amounts collectively, the “Pay-Off Amount”) and (ii) that upon payment of the Pay-Off Amount, all outstanding obligations of the Company or its Subsidiary, as applicable, arising under or related to such Indebtedness shall be repaid and extinguished in full and that, if applicable, upon receipt of such payment, such Person shall release its Liens and other security interests in, and agree to deliver UCC-3 termination statements and such other documents or endorsements necessary to release of record its Liens and other security interest in, and the same shall be terminated and of no further force and effect, the assets and properties of the Company and its Subsidiary;

(b)           certification from the Company that none of the equity securities of the Company (including the Common Shares and the Stock Options) is a U.S. real property interest, and the notice to accompany such statement, specified in Treasury Regulations §1.1445-2(c)(3)(i) and §1.897-2(h);

(c)           a certificate, dated not earlier than two (2) business days prior to the Closing Date, of the Secretary of State or comparable Governmental Authority of the state of organization of the respective Acquired Company stating that such Acquired Company is in good standing or has comparable active status in such jurisdiction;

(d)           copies of the executed Letters of Transmittal with original Certificates;

(e)           copies of the Option Surrender Agreements in a form reasonably satisfactory to Purchaser, duly executed by the Company and each Optionholder;

(f)            a copy of the executed Stockholder Written Consent, which Stockholder Written Consent is in full force and effect and constitutes all the resolutions adopted by the Securityholders in connection with the Transactions;

(g)           evidence of delivery by the Company of the Sale Acceleration Notice (as defined in the Prior Acquisition Agreement) to Denice L. Steinmann, an individual resident of the State of Illinois (“Steinmann”), in accordance with Section 2.7 of the Prior Acquisition Agreement, which Sales Acceleration Notice confirms no Earnout Consideration (as defined in the Prior Acquisition Agreement) is due and payable under the Prior Acquisition Agreement;

(h)           all approvals, consents and waivers that are listed on Schedule 3.02 (excluding approvals with respect to any Indebtedness paid in accordance with the Pay-Off Letters) of the Disclosure Schedules shall have been received, and executed counterparts thereof shall have been delivered to Purchaser at or prior to the Closing;

(i)            a certificate executed by an officer of the Company, in form and substance reasonably acceptable to Purchaser, dated as of the Closing Date, certifying that (A) attached thereto are true and complete copies of (1) all resolutions adopted by the Board of Directors of the Company authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby and the consummation of the Transactions and (2) the Stockholder Written Consent approving the Transaction and adopting this Agreement, and (B) all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby; and

(j)            a certificate executed by an officer of the Company, in form and substance reasonably acceptable to Purchaser, dated as of the Closing Date, stating that the conditions to closing specified in Sections 2.01(a) and (b) have been satisfied.

1.18        Tax Withholding. Purchaser, Merger Sub and the Surviving Company shall be entitled to deduct and withhold from the Merger Consideration, the Post-Closing Adjustment, and any other payments they are required to make pursuant to this Agreement, such amount as is required to be deducted and withheld with respect to any such payment under the Code, or any other provision of applicable Tax Law. To the extent that amounts are so withheld and timely remitted to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. In the event that the Purchaser, Merger Sub or the Surviving Company determines that withholding from payments under this Agreement is required under applicable Law, Purchaser, Merger Sub, or the Surviving Company will use commercially reasonable efforts to so notify the recipient of such payment, at least five (5) business days prior to the Closing Date or any subsequent date that the applicable payment is to be made, and to give such recipient a reasonable opportunity to provide any form or documentation or take such other steps in order to avoid such withholding; provided, that notification shall not be required pursuant to this Section 1.18 with respect to payments made through the payroll system of the Acquired Companies pursuant to Section 1.14.

Article II.
conditions to closing

2.01        Conditions to Purchaser’s Obligations. The obligations of Purchaser to consummate the Transactions are subject to the satisfaction (or waiver by Purchaser in writing) of the following conditions on or prior to the Closing:

(a)           (i) the representations and warranties set forth in ARTICLE III (other than those representations and warranties that address matters as of particular dates) shall be true and correct (without giving effect to any materiality or Material Adverse Effect qualification or exception contained therein) as of the Closing Date as though then made, and (ii) the representations and warranties set forth in ARTICLE III that address matters as of particular dates shall be true and correct (without giving effect to any materiality or Material Adverse Effect qualification or exception contained therein) as of such dates, except (1) where the failure of such representations and warranties referenced in the immediately preceding clauses (i) and (ii) (but excluding the representations and warranties set forth in Sections 3.03 and 3.04) to be so true and correct has not had a Material Adverse Effect and (2) where the failure of the representations and warranties set forth in Sections 3.03 and 3.04 to be so true and correct has not had, and would not reasonably be expected to have individually or in the aggregate, an adverse effect in any material respect;

(b)           the Company shall have performed or complied with in all material respects all the covenants and agreements required to be performed or complied with by it under this Agreement and the other agreements contemplated hereby at or prior to the Closing;

(c)           Purchaser shall have received the items identified in Section 1.17;

(d)           Purchaser shall have obtained the Financing in an amount necessary to consummate the Transactions;

(e)           Purchaser shall have received an Exchange Agreement in a form reasonably satisfactory to Purchaser, duly executed by Steinmann;

(f)            holders of at least ninety percent (90%) of the outstanding Common Shares of the Company shall have executed and delivered to the Company (a copy of which shall have been delivered to Purchaser) in accordance with applicable provisions of the DGCL, the Company’s certificate of incorporation and the Company’s by-laws, the Stockholder Written Consent;

(g)           holders of no more than ten percent (10%) of the outstanding Common Shares of the Company as of immediately prior to the Effective Time, in the aggregate, shall have exercised, or remain entitled to exercise, statutory appraisal rights pursuant to Section 262 of the DGCL with respect to such Common Shares of the Company;

(h)           from the date of this Agreement, there shall not have occurred any Material Adverse Effect;

(i)            the SBIC Debt Financing Transactions shall be consummated;

(j)            the Advisory Committee Consent and the Lawn Doctor Senior Lender Consent shall have been obtained; and

(k)           no judgment, decree or order shall have been entered and not withdrawn which would restrain or prevent the performance of this Agreement or the consummation of any of the Transactions, declare unlawful the Transactions or cause such Transactions to be rescinded.

2.02        Conditions to the Company’s Obligations. The obligation of the Company to consummate the Transactions is subject to the satisfaction (or waiver by the Stockholders’ Representative in writing) of the following conditions as of the Closing:

(a)           (i) the representations and warranties set forth in ARTICLE IV (other than those representations and warranties that address matters as of particular dates) shall be true and correct (without giving effect to any materiality qualification or exception contained therein) in all material respects as of the Closing Date as though then made, and (ii) the representations and warranties set forth in ARTICLE IV that address matters as of particular dates shall be true and correct (without giving effect to any materiality qualification or exception contained therein) in all material respects as of such dates, except where the failure of such representations and warranties referenced in the immediately preceding clauses (i) and (ii) (but excluding the representations and warranties set forth in Sections 4.01, 4.02 and 4.05) to be so true and correct has not had, and would not reasonably be expected to have individually or in the aggregate, an adverse effect in any material respect;

(b)           Purchaser and Merger Sub shall have performed or complied with in all material respects all the covenants and agreements required to be performed or complied with by it under this Agreement and the other documents contemplated hereby at or prior to the Closing;

(c)           Purchaser shall have delivered to the Stockholders’ Representative the Merger Consideration and the Representative Expense Amount, by wire transfer of immediately available funds to the account(s) designated by the Stockholders’ Representative;

(d)           Concurrent with the Closing, the Lawn Doctors Merger shall be consummated;

(e)           the debt refinancing transactions described on Schedule 2.02(e) shall be consummated (the “SBIC Debt Financing Transactions”);

(f)            written consent, in form and substance reasonably satisfactory to the Stockholders’ Representative, to the consummation of the transactions contemplated by this Agreement, the Lawn Doctors Merger and the SBIC Debt Financing Transactions shall have been obtained from (i) the Advisory Committee (the “Advisory Committee Consent”) and (ii) Lawn Doctor Senior Lender (the “Lawn Doctor Senior Lender Consent”);

(g)           Purchaser shall have delivered to the Stockholders’ Representative a certificate executed by an officer of Purchaser and Merger Sub, in form and substance reasonably acceptable to the Stockholders’ Representative, dated as of the Closing Date, stating that the conditions to closing specified in Sections 2.02(a) and (b) have been satisfied; and

(h)           no judgment, decree or order shall have been entered and not withdrawn which would restrain or prevent the performance of this Agreement or the consummation of any of the Transactions, declare unlawful the Transactions or cause such Transactions to be rescinded.

Article III.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Purchaser that the statements in this ARTICLE III are correct and complete as of the date of this Agreement and as of the Closing, except as set forth in the correspondingly numbered sections of the schedules accompanying this Agreement (the “Disclosure Schedules”). Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement.

3.01         Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full power and authority to enter into this Agreement and the other agreements contemplated hereby, to perform its obligations hereunder and thereunder and to consummate the Transactions. The Company has full corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted. Schedule 3.01 of the Disclosure Schedules sets forth each jurisdiction in which each Acquired Company is licensed or qualified to do business and the Acquired Companies are duly licensed or qualified to do business and are in good standing in each jurisdiction in which the properties owned or leased by them or the operation of their business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not be material to the Acquired Companies, taken as a whole.

3.02         Authorization; No Breach; Valid and Binding Agreement. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all requisite corporate or organizational action, and no other proceedings on the part of the Stockholders or the Company are necessary to authorize the execution, delivery or performance of this Agreement. Except as set forth on Schedule 3.02 of the Disclosure Schedules, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions does not and will not (a) conflict with, constitute a default under, result in a breach or violation of, (i) any provision of the Acquired Companies’ certificate of incorporation, certificate of formation, bylaws, limited liability company agreement or other organizational documents, or (ii) the provision of any Law or Governmental Order applicable to any Acquired Company; (b) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any (i) Material Contract or (ii) any Permit affecting the properties, assets or business of the Acquired Companies; or (c) result in the creation or imposition of any Lien (other than Permitted Liens) upon any properties or assets of any of the Acquired Companies, except with respect to clauses (a)(ii), (b)(ii) and (c) above, to the extent such conflict, default, breach, violation, acceleration, termination, modification, cancellation or Lien would not be material to the Acquired Companies taken as a whole. This Agreement has been duly executed and delivered by the Company and, assuming that this Agreement is a valid and binding obligations of Purchaser and Merger Sub, constitute valid and binding obligations of the Company, enforceable in accordance with their terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies (regardless of whether considered in a proceeding in equity or at law). No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to the Acquired Companies in connection with the execution, delivery and performance of this Agreement and the Transactions, except for (x) the filing of the Certificate of Merger with the Secretary of State of Delaware and (y) such consents, approvals, Permits, Governmental Orders, declarations or filings with or notices to, any Governmental Authority, the absence of which would not individually or in the aggregate be material to the Acquired Companies. All corporate actions taken by the Company in connection with this Agreement will be duly authorized on or prior to the Closing.

3.03         Capitalization.

(a)           Schedule 3.03(a) sets forth (i) the authorized capital stock of the Company, (ii) all of the Common Shares that are issued and outstanding, and (iii) all of the Stock Options, which, unless previously exercised, shall terminate as of Closing. All of the capital stock of the Company is set forth on Schedule 3.03(a), and no other capital stock of the Company is issued or outstanding. All such Common Shares and Stock Options are owned of record by the Securityholders in the amounts set forth on Schedule 3.03(a), and all of the outstanding Common Shares and Stock Options have been duly authorized and validly issued, are fully paid and nonassessable, are owned free and clear of all Liens other than restrictions imposed under the Securities Act and state securities laws, and have not been issued in violation of, and are not subject to, any preemptive or subscription rights.

(b)           Except for the currently outstanding Stock Options which, unless previously exercised, shall terminate as of Closing, there are no (i) outstanding options, warrants, rights, calls, agreements, whether written or oral, convertible securities or other commitments or rights to purchase or acquire any unissued shares of capital stock (or equivalent equity interests of entities other than corporations) from the Acquired Companies (including any Common Shares) or (ii) outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the Acquired Companies.

(c)           All issued and outstanding Common Shares, Stock Options and any equity issued by a Subsidiary to the Company were issued in compliance with applicable Law.

(d)           Upon consummation of the Transactions, other than the Rollover Securities, Purchaser shall own all of the issued capital stock of the Company, free and clear of all Liens other than restrictions imposed under the Securities Act and state securities laws.

3.04         Subsidiaries. Except as set forth on Schedule 3.04, (i) the Acquired Companies do not own any equity, partnership, membership, joint venture, or similar interest in, or any interest convertible into or exercisable for any such equity, partnership, membership, joint venture, or similar interest in, any Person, and (ii) all of the outstanding shares of capital stock (or equivalent equity interests of entities other than corporations) of the Company’s Subsidiary, Polyform Products Company, Inc., a Delaware corporation (“Polyform OpCo”), are owned of record and beneficially directly by the Company and have been duly authorized and validly issued, are fully paid and nonassessable, and are owned free and clear of all Liens other than restrictions imposed under the Securities Act and state securities laws, and have not been issued in violation of, and are not subject to, any preemptive or subscription rights. Other than the ownership of shares by the Company in such Subsidiary, there is no other authorized, issued or outstanding capital stock, of such Subsidiary. Other than Polyform OpCo, the Company has no other direct or indirect Subsidiaries.

3.05         Financial Statements; Undisclosed Liabilities.

(a)           Schedule 3.05 of the Disclosure Schedules consists of the following financial statements (the “Financial Statements”): (a) the Company’s unaudited consolidated balance sheet as of August 31, 2017 (the “Latest Balance Sheet”) and the related statements of income and cash flows for the eight-month period then ended; and (b) the Company’s audited consolidated balance sheet as of December 31, 2016, December 31, 2015 and December 31, 2014 and the related consolidated statement of operations and comprehensive loss, stockholders’ deficit, and cash flows for the fiscal years then ended. The balance sheet of the Company as of December 31, 2016 is referred to herein as the “Balance Sheet”. The Financial Statements have been based upon the information contained in the Company’s books and records, have been prepared in accordance with GAAP, consistently applied throughout the periods indicated, are true, correct and complete, and present fairly in all material respects the financial condition and results of operations of the Acquired Companies as of the times and for the periods referred to therein, subject in the case of the unaudited financial statements to (i) the absence of footnote disclosures (that, if presented, would not differ materially from those presented in the audited financial statements) and (ii) changes resulting from normal year-end adjustments (the effects of which will not be material).

(b)           The Company has established and maintains a system of internal accounting controls sufficient to provide reasonable assurance that transactions involving the Company, including transactions between the Company, on the one hand and its Affiliates or any Securityholder, on the other hand, are executed in accordance with management’s general or specific authorizations and are accurately recorded in all material respects to permit preparation of the Company’s financial statements, except for any deficiency that, individually or in the aggregate, is not material.

(c)           Neither the Company nor the Company’s independent accountants has received any written notification of any fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company.

(d)           The Acquired Companies have no liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise (“Liabilities”), except (a) those which are disclosed in the notes to the Financial Statements and/or adequately reflected or reserved against in the Latest Balance Sheet as of the date of the Latest Balance Sheet, (b) those which have been incurred in the ordinary course of business consistent with past practice since the date of the Latest Balance Sheet (none of which arise from any breach or default under any Contract, breach of warranty, tort, infringement, misappropriation or violation of Law) and which are not, individually or in the aggregate, material in amount, and (c) as set forth on Schedule 3.05(d) of the Disclosure Schedules. Except as included on Schedule 3.05(d) of the Disclosure Schedules for purposes of computing the Merger Consideration, the Acquired Companies have no Indebtedness.

3.06         Absence of Certain Changes. Since the date of the Latest Balance Sheet:

(a)           there has not been any event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b)           none of the Acquired Companies has suffered any material damage, destruction or loss (whether or not covered by insurance) to its property; and

(c)           except as set forth on Schedule 3.06 of the Disclosure Schedules, the Acquired Companies have not engaged in any activity that, if engaged during the period from the date of this Agreement to the Closing Date, would be prohibited by Section 5.01.

3.07         Title to Assets; Real Property; Condition and Sufficiency of Assets.

(a)           Except as set forth on the Schedule 3.07(a) of the Disclosure Schedules, the Company or one of its Subsidiaries owns and has good and valid title to, or a valid leasehold interest in, all tangible personal property shown to be owned or leased by it on the Latest Balance Sheet, free and clear of all Liens, except for Permitted Liens. The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property currently owned or leased by the Acquired Companies, together with all other properties and assets of the Acquired Companies, are (i) structurally sound, and in good operating condition and repair, (ii) sufficient for the continued conduct of the Company’s business after the Closing in substantially the same manner as conducted prior to the Closing and (iii) constitute all of the rights, property and assets necessary to conduct the business of the Company as currently conducted, subject to maintenance and replacement in the ordinary course.

(b)           None of the Acquired Companies owns any real property.

(c)           Schedule 3.07(c) of the Disclosure Schedules sets forth a list of all real property leases, subleases or other occupancies to which the Company is party as lessor or lessee or which the Company suffers or permits (the “Leases”). A true, correct and complete copy of each Lease has been delivered by the Company to Purchaser. Each of the Leases is a legal, valid and binding obligation of the Acquired Company party thereto, enforceable against such Acquired Company and, to the Company’s knowledge, the other parties thereto. All conditions precedent to the enforceability of each such Lease, to the Company’s knowledge, have been satisfied and there is no material breach or default, nor state of facts which, with the passage of time, notice or otherwise, would result in a material breach or default on the part of or by such Acquired Company or, to the Company’s knowledge, on the part of the lessor thereunder. Except as disclosed on Schedule 3.07(c) of the Disclosure Schedules, with respect to each Leased Real Property, the applicable Acquired Company party is in exclusive possession thereof and of all easements, licenses or rights required by applicable Law for use and occupancy as are necessary and material to the conduct of such business thereon as currently conducted by such Acquired Company. The transactions contemplated by this Agreement do not require the consent of any other party to any Lease (except those for which such consents have been obtained), will not result in a breach of default thereunder, and will not otherwise cause any Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing. No security deposit or portion thereof deposited with respect to any such Lease has been applied in respect of a breach of or default under such arrangement that has not been redeposited in full. No Acquired Company owes, or will in the future owe (based on actions taken prior to the Closing Date), any brokerage commissions or finder’s fees with respect to any Lease, and no party to any Lease is an Affiliate of, or otherwise has any economic interest in, the Company or any Acquired Company.

(d)           The use and operation of the Leased Real Property in the conduct of the Acquired Companies’ business does not violate in any material respect any Law, covenant, condition, restriction, easement, license, permit or agreement. To the Company’s knowledge, no material improvements constituting a part of the Leased Real Property encroach on real property owned or leased by a Person other than the Acquired Companies.

(e)           To the Company’s knowledge, none of the Leased Real Property is subject to any option to purchase, purchase agreement, lease, sublease, right of first refusal or any other grant to any Person of any right to the purchase, lease, sublease, use, occupancy or enjoyment of such property or any portion thereof or interest therein.

(f)            To the Company’s knowledge, the Leased Real Property has rights of access to public ways and is served by water, sewer, sanitary sewer and storm drain facilities adequate to service the property for its intended use, and, to the Company’s knowledge, (A) all public utilities necessary or convenient to the full use and enjoyment of the Leased Real Property are located either in the public right of way abutting the Leased Real Property (which are connected so as to serve the Leased Real Property without passing over other property) or in recorded easements serving the Leased Real Property and (B) all roads necessary for the use of the Leased Real Property for its current respective purposes have been completed and dedicated to public use and accepted by all Governmental Authorities. No Acquired Company has received any notice from any insurance company or board of fire underwriters of any defects or inadequacies in or on any Leased Real Property or any part or component thereof that could materially and adversely affect the insurability of the Leased Real Property or cause any increase in the premiums for insurance for the Leased Real Property that have not been cured or repaired.

(g)           The Leased Real Property constitutes all of the real property currently used or occupied by any Acquired Company in connection with or related to its business, sufficient for all of the Acquired Companies’ businesses and operations, and each applicable Acquired Company enjoys peaceful and undisturbed possession of the Leased Real Property sufficient for its current business and operational use requirements thereon.

(h)           No Acquired Company is a party to any agreements with owners or users of real property adjacent to any facility located on any parcel of the Leased Real Property relating to the use, operation or maintenance of such Leased Real Property or any adjacent real property which could materially and adversely affect the operation of such Acquired Company’s business conducted thereon.

(i)            To the Company’s knowledge, none of the Leased Real Property or any portion thereof is located in a flood hazard area (as defined by the Federal Emergency Management Agency).

(j)            No Acquired Company has collaterally assigned or granted any Lien on any interest in a Leased Real Property or Lease.

3.08         Tax Matters. Except as set forth on Schedule 3.08 of the Disclosure Schedules:

(a)           The Acquired Companies have duly and timely filed all Tax Returns that are required to be filed by them (taking into account any extensions of time to file) and each such Tax Return is true, correct, and complete in all material respects. All Taxes owed by the Acquired Companies (whether or not shown on any Tax Return) have been timely paid to the appropriate Governmental Authority.

(b)           No Tax audits or administrative or judicial Tax Actions are pending or being conducted with respect to the Taxes of the Acquired Companies. No written claim of deficiency or proposed adjustment for any amount of Tax has been made with respect to Taxes of the Acquired Companies or to the Company’s knowledge has been threatened, that, in each case, has not been fully paid or settled. No statute of limitations in respect of Taxes of the Acquired Companies has been waived beyond the date hereof, and no Acquired Company has agreed to any extension of time beyond the date hereof with respect to a Tax assessment or deficiency.

(c)           None of the Acquired Companies (i) is or has been a member of an Affiliated Group (other than a group the common parent is or was an Acquired Company), (ii) has any Liability for the Taxes of any Person (other than the Acquired Companies) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Law), as a transferee or a successor, as a party to any Tax allocation, indemnification, or sharing agreement (other than agreements entered into in the ordinary course of business the primary purpose of which does not relate to Taxes, including, without limitation, credit agreements, employment agreements, vendor agreements, and leases), (iii) is a party to a closing agreement as defined in Section 7121 of the Code (or similar provision of state or local Tax law) with, or has received a ruling from, a Governmental Authority regarding Taxes, or (iv) is a party to any agreement, contract, arrangement or plan entered into prior to the Closing Date (and excluding any agreement, contract or arrangement entered into by the Purchaser, or the Acquired Companies, at the direction of Purchaser) that could result in connection with the Merger (including upon the occurrence of an event subsequent to the Merger, including, but not limited to, a termination of employment, taken together with the Merger) in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local, or non-U.S. Tax law).

(d)           Each of the Acquired Companies is a corporation for U.S. federal income tax purposes. None of the equity securities of the Company (including the Common Shares and the Stock Options) is a United States real property interest within the meaning of Section 897 of the Code.

(e)           In the last three years, no written claim has been made by a Governmental Authority in a jurisdiction where an Acquired Company does not file Tax Returns that such Acquired Company is or may be subject to taxation by that jurisdiction or that such Acquired Company is or may be required to file Tax Returns in such jurisdiction.

(f)            Each Plan or other contract, arrangement, or plan of any Acquired Company that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) is in documentary and operational compliance with Sections 409A and 457A of the Code and the applicable guidance issued thereunder, and no Acquired Company has any indemnity obligation for any Taxes imposed under Sections 409A, 457A or 4999 of the Code.

(g)           None of the Acquired Companies has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction within the three-year period ending on the date of this Agreement that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code. None of the Acquired Companies is a party to any understanding or arrangement described in Section 6662(d)(2)(C)(ii) of the Code or a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code or Treasury Regulation Section 1.6011-4(b)(1).

(h)           None of the Acquired Companies will be required for Tax purposes to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date elected or executed prior to the Closing Date; (B) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (C) intercompany transactions or excess loss account described in Treasury Regulations under Section 1502 of the Code (or similar provision of state, local or non-U.S. law); (D) installment sale or open transaction made or entered into on or prior to the Closing Date; (E) prepaid amount received on or prior to the Closing Date; or (F) election under Section 108(i) of the Code.

(i)            There are no Liens for material Taxes (other than Permitted Liens) upon any of the assets of the Acquired Companies.

(j)            The unpaid Tax Liabilities of the Acquired Companies (A) did not exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Latest Balance Sheet (rather than in any notes thereto) and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Acquired Companies in filing their Tax Returns. Since the date of the Latest Balance Sheet, no Acquired Company has incurred any Liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(k)           The Acquired Companies have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

3.09         Contracts and Commitments.

(a)           Except as set forth on Schedule 3.09 of the Disclosure Schedules, none of the Acquired Companies is a party to or bound by any executory:

(i)          bonus, pension, profit sharing, retirement or other form of deferred compensation plan or Contract;

(ii)         Contract or indenture relating to Indebtedness or to mortgaging, pledging or otherwise placing a Lien (other than Permitted Liens) on any portion of the assets of the Acquired Companies;

(iii)        guaranty of any obligation for Indebtedness or other guaranty involving more than $100,000;

(iv)        lease or Contract under which it is lessee of, or holds or operates any personal property owned by any other party, for which the annual rental exceeds $100,000;

(v)         lease or Contract under which it is lessor of or permits any third party to hold or operate any of its personal property, for which the annual rental exceeds $100,000;

(vi)        other than in respect of blanket purchase orders that do not obligate the Company to purchase a minimum amount, Contract or group of related Contracts with the same party for the purchase by any Acquired Company of products or services which provided for annual payments in excess of $100,000 during the trailing twelve-month period ending on the date of the Latest Balance Sheet;

(vii)       other than standard or blanket purchase orders with customers, contract or group of related contracts with a customer that provided for annual revenues (based on the trailing twelve-month period ending on the date of the Latest Balance Sheet) to the Acquired Companies in excess of $250,000;

(viii)      Contract relating to any future disposition or acquisition of material stock, assets or properties by any Acquired Company, or any merger or business combination with respect to or involving any Acquired Company (other than this Agreement);

(ix)         Contract requiring any Acquired Company to purchase its total requirements of any product or services from a third party or that contain “take or pay” provisions;

(x)          broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting or advertising Contract involving more than $100,000 annually;

(xi)         material license or Contract relating to (i) the use by any Acquired Company of any third-party Intellectual Property or (ii) the use of any Company Intellectual Property other than non-exclusive licenses granted to distributors in the ordinary course of business;

(xii)        Contract which limits or prohibits or purports to limit or prohibit any Acquired Company from competing or freely engaging in any line of business or with any Person or anywhere in the world or during any period of time or containing any exclusivity, most favored nations, non-solicitation or similar provisions;

(xiii)      other than with respect to any of the Company’s Subsidiaries set forth on Schedule 3.04 of the Disclosure Schedules, Contract that provides for any joint venture, partnership or similar arrangement by any Acquired Company;

(xiv)      Contract between or among any Acquired Company on the one hand and any Affiliate of any Acquired Company (other than the Company or its Subsidiaries) on the other hand;

(xv)       employment agreement or contract with an independent contractor or consultant (or similar arrangement) to which an Acquired Company is a party and which is not cancellable without material penalty or without more than thirty (30) days notice;

(xvi)      collective bargaining agreement or Contract with any union, works council or labor organization; or

(xvii)     any other Contract, the absence of which would cause a Material Adverse Effect.

(b)           The Company either has supplied Purchaser with, or has given Purchaser access to, a true and correct copy of all Contracts listed on Schedule 3.09 of the Disclosure Schedules (the “Material Contracts”), together with all material amendments, modifications and supplements thereto.

(c)           With respect to each Material Contract: (i) such contract is a valid and binding agreement of an Acquired Company, as applicable, enforceable in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies; (ii) none of the Acquired Companies, as applicable, is in material breach or default, nor has any Acquired Company taken any action which, with notice or lapse of time or both, would constitute a material breach or default, or permit termination, modification or acceleration, as applicable, under such contract; and (iii) to the Company’s knowledge, no other party is in material breach or default under such contract.

3.10         Intellectual Property.

(a)           Schedule 3.10(a) of the Disclosure Schedules sets forth a true, correct and complete list of all U.S. and foreign: (i) Patents; (ii) registered Trademarks; (iii) internet domain names, uniform resource locators and other names and locators associated with the internet; and (iv) registered Copyrights that are owned by the Acquired Companies (collectively, the “Company Registered Intellectual Property”). An Acquired Company is the exclusive beneficial and record owner of all Company Registered Intellectual Property, and all such items are subsisting, valid, and enforceable (or in the case of applications, applied for).

(b)           Schedule 3.10(b) of the Disclosure Schedules sets forth a true, correct list of all U.S. and foreign unregistered trademarks that are currently in use (as well as the products associated therewith). An Acquired Company is the exclusive beneficial owner of all such Intellectual Property items listed in Schedule 3.10(b) of the Disclosure Schedule (collectively, “Company Unregistered Intellectual Property”).

(c)           Schedule 3.10(c) of the Disclosure Schedules, sets forth a true, correct and complete list of all material licenses, agreements or other arrangements whereby U.S. and foreign Intellectual Property (excluding off-the-shelf or downloadable computer software subject to standard shrink-wrap, clickwrap or similar licenses) are licensed to an Acquired Company (each, an “In-Bound License”). Except as described in Schedule 3.10(c) of the Disclosure Schedules, the Acquired Companies are not in default of any such In-Bound Licenses and, to the Company’s knowledge, all such In-Bound License are valid and enforceable.

(d)           Schedule 3.10(d) of the Disclosure Schedules, sets forth a true, correct and complete list of all contracts pursuant to which any Acquired Company has licensed Company Intellectual Property to other Persons (each, an “Out-Bound License”). The Acquired Companies have not granted any exclusive license or right to any other Person under any Intellectual Property.

(e)           The Acquired Companies solely and exclusively own all right, title and interest to and in the Company Intellectual Property free and clear of any Liens. The Acquired Companies own or otherwise have all Intellectual Property needed to conduct the business as currently conducted and currently planned by the Acquired Companies to be conducted, all of which rights shall survive unchanged following the consummation of the transactions contemplated in this Agreement.

(f)            To the Company’s knowledge, the Acquired Companies are not infringing, misappropriating or otherwise violating, and during the past three years, have not infringed, misappropriated or otherwise violated, in each case in any material respect of any Intellectual Property of any other Person. To the Company’s knowledge, no Person has infringed, misappropriated, or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Company Intellectual Property.

(g)           The execution, delivery or performance of this Agreement or any other agreements referred to in this Agreement or the related transactions will not, with or without notice or the lapse of time, result in or give any other Person the right or option to cause or declare: (i) a loss of, or Lien on, any Company Intellectual Property; (ii) a breach, termination or alteration of any material In-Bound License or Out-Bound License; (iii) the release, disclosure or delivery of any Company Intellectual Property by or to any escrow agent or other Person; (iv) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Company Intellectual Property; or (v) payment of any royalties or other license fees with respect to the Intellectual Property of any other Person in excess of those payable by any Acquired Company in the absence of this Agreement or the related transactions.

(h)           No Software of the Acquired Companies contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) damaging or destroying any data or file without the user’s consent.

(i)            The Acquired Companies established a written information security program designed to safeguard the security, confidentiality, and integrity of any personally identifiable information, and other data and information stored or processed by any Acquired Company (collectively, “Company Data”). The Acquired Companies are in compliance, and during the past three years have complied, in all material respects with such information security program. The Acquired Companies have not suffered or incurred a security breach or incident of a material nature with respect to any Company Data.

(j)            The Acquired Companies own or have a valid right to access and use all computer systems, networks, hardware, software, databases, websites, and equipment used to process, store, maintain and operate data, information, and functions used in connection with the business of the Acquired Companies as presently conducted (the “IT Systems”). The Acquired Companies’ IT Systems (i) are in satisfactory working order, substantially free from reproducible programming errors or defects, and are scalable to meet current and reasonably anticipated capacity; (ii) have reasonably appropriate security, back-ups, disaster recovery arrangements, and hardware and software support and maintenance to minimize the risk of error, breakdown, failure, or security breach occurring; (iii) are configured and maintained in accordance with accepted business practices to minimize the effects of viruses; and (iv) have not suffered any material error, breakdown, failure, or security breach in the last three (3) years that has caused disruption or damage to the operation of the business of the Acquired Companies or that was reportable to any Governmental Authority.

3.11         Litigation. Except as set forth on Schedule 3.11 of the Disclosure Schedules, there is no Action pending or, to the Company’s knowledge, threatened, (a) against or by any Acquired Company or affecting any of their respective properties or assets (or by or against any Affiliate thereof relating to the Acquired Companies), at law or in equity, before or by any Governmental Authority; or (b) against any Acquired Company or any Affiliate thereof that challenges or seeks to prevent, enjoin or otherwise delay the consummation of the Transactions. To the Company’s knowledge, no event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action. No Acquired Company is subject to any Governmental Order.

3.12         Governmental Consents. Except (i) for such filings as may be required by any applicable federal or state securities or “blue sky” Laws, (ii) as may be necessary as a result of any facts or circumstances relating to Purchaser or any of its respective Affiliates or (iii) as set forth on Schedule 3.12 of the Disclosure Schedules, no Permit, consent, approval or authorization of, or declaration to or filing with, or notice to, any Governmental Authority is required to be obtained by or with respect to the Acquired Companies in connection with the execution, delivery or performance of this Agreement by the Company or the consummation of the Transactions.

3.13         Employee Benefit Plans.

(a)           Schedule 3.13(a)(i) of the Disclosure Schedules lists each “employee benefit plan” (as defined under Section 3(3) of ERISA), whether or not subject to ERISA, including each pension, benefit, retirement, compensation, employment, consulting, profit-sharing, deferred compensation, incentive, bonus, performance award, phantom equity, stock or stock-based, change in control, retention, severance, vacation, paid time off, welfare, fringe-benefit and other similar agreement, plan, policy, program or arrangement (and any amendments thereto), and any other employee benefit plan, program, arrangement or agreement (excluding any standard form of offer letter or employment agreement that does not provide for severance compensation and is otherwise cancellable without penalty on thirty (30) days or less notice) in each case whether or not reduced to writing and whether funded or unfunded, whether or not tax-qualified, which is or was sponsored, maintained or contributed to by any Acquired Company for the benefit of any employee or former employee (including their eligible dependents and beneficiaries), or with respect to which any Acquired Company has or could reasonably be expected to have any liability, actual or contingent, including by reason of any Acquired Company being or having been treated as a single employer or jointly and severally liable with any ERISA Affiliate at any time (collectively, referred to as the “Plans”). The Company has provided true and complete copies of all Plans to the Purchaser. Each of the Plans that is intended to be qualified under Section 401(a) of the Code (i) has received a favorable and current determination letter from the Internal Revenue Service (the “IRS”) or is a prototype plan that is entitled to rely on an opinion letter issued by the IRS to the prototype plan sponsor regarding qualification of the form of the prototype plan, (ii) its related trust has been determined to be exempt from taxation under Section 501(a) of the Code and (iii) no event has occurred and no facts or circumstances exist that could reasonably be expected to result in liability regarding the qualified status of any such Plan. The Plans comply in form and in operation with their terms and with the requirements of the Code, ERISA and other applicable Law (whether as a matter of substantive law or as necessary to secure any intended favorable tax treatment). There is no pending or, to the Company’s knowledge, threatened action, proceeding, claim or lawsuit relating to any Plan (other than routine claims for benefits) or by any current or former employee of the Acquired Companies with respect to any Acquired Company. There is no audit, inquiry or examination pending or, to the Company’s knowledge, threatened by the IRS, the Department of Labor, or any other Governmental Authority with respect to any Plan and no Plan has been the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Authority.

(b)           With respect to the Plans, all required contributions with respect to any Plan have been made or are properly accrued and reflected in the Latest Balance Sheet. No Plan is or has been subject to Title IV of ERISA or the minimum funding requirements of Section 412 of the Code or Section 302 of ERISA, and none of the Acquired Companies or ERISA Affiliates has any liability, actual or contingent, under any such plan. No Plan is a (i) multiemployer plan within the meaning of Sections 3(37) and 4001(a)(3) of ERISA, (ii) multiple employer plan within the meaning of Section 413(c) of the Code or Sections 4063, 4064 or 4066 of ERISA, or (iii) multiple employer welfare arrangement within the meaning of Section 3(40) of ERISA. No Plan provides medical or life insurance benefits beyond termination of employment, except as required by applicable Law, or provides for any reimbursement or gross-up to compensate an employee for any tax liability.

(c)           Neither the execution of this Agreement nor the consummation of the Transactions (either alone or in combination with another event) will (i) entitle any current or former director, officer, employee, consultant or independent contractor of any Acquired Company to any payment (including severance pay or similar compensation), any cancellation of indebtedness, or any increase in compensation or Plan benefits; (ii) result in the acceleration of payment, funding or vesting under any Plan (except as set forth on Schedule 3.13(c)(ii) of the Disclosure Schedule); or (iii)  limit the right to merge, amend or terminate any Plan.

3.14         Labor and Employment.

(a)           No Acquired Company is a party to any collective bargaining agreement, and, to the Company’s knowledge, during the past three years, there has not been any union organizing efforts and none are currently underway with respect to any employees of any Acquired Company. Except as set forth on Schedule 3.14 of the Disclosure Schedules, there is not, and during the past three years, there has not been any: (a) unfair labor practice charges, arbitrations or other similar labor grievances by or with respect to any employees of any Acquired Company, or, to the Company’s knowledge, threat thereof, or (b) strike, slowdown, work stoppage or lockout by or with respect to any employees of any Acquired Company, or, to the Company’s knowledge, threat thereof. There is no duty to recognize or bargain with any labor organization or trade union representing or purporting to represent any employees of any Acquired Company.

(b)           Each Acquired Company is, and for the last four years has been, in compliance in all material respects with all applicable Laws respecting employment and employment practices, including relating to wage and hour, collective bargaining, discrimination, harassment, civil rights, child labor, equal employment opportunity, immigration, pay equity, safety and health, workers’ compensation, the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §§ 2101 et seq. and any similar Law or any similar applicable Law (including any social security, housing, or retirement savings Law), and all material obligations imposed by any employment contract. There is no charge, complaint, claim, investigation, litigation, action, audit or agency proceeding filed, pending or, to the Company’s knowledge, threatened with respect to any Acquired Company by or before any Governmental Authority that would reasonably be expected to result in material liability. Within the past three years, no Acquired Company has been subject to, or has received notice of any intent to conduct, any investigation, audit or other proceeding by or before any Governmental Authority relating to any employees or employment practices of any Acquired Company.

(c)           Each Person who has provided or is providing services to the Acquired Companies has been properly classified (e.g. as exempt, independent contractor, temporary, etc.), under all applicable Law and pursuant to any Plans with only immaterial exceptions and the Acquired Companies have fully and accurately in all material respects reported all payments to all employees and independent contractors and other contingent workers on IRS Form W-2 or 1099 or as otherwise required by applicable Laws and have satisfied all applicable withholding tax obligations in respect of such classifications. The Acquired Companies have not incurred any liabilities under the Fair Labor Standards Act or any state or local wage and hour laws. Except as set forth in Schedule 3.14(c) of the Disclosure Schedules, all employees of the Acquired Companies are currently employed as “at will.” Each employment-related agreement, independent contractor agreement and other contract labor agreement is listed on Schedule 3.14(c) of the Disclosure Schedules and has been provided to Purchaser.

(d)           All current employees are, and former employees of the Acquired Companies in the past four (4) years were, legally authorized to work in the country in which they perform or performed services under all applicable Laws. None of the Acquired Companies is the subject of an audit or investigation by or before any Governmental Authority or any other immigration-related enforcement proceeding, and no Acquired Company has received notice of any potential or actual violation of any applicable 1-9 or immigration Laws.

3.15         Insurance.

(a)           Schedule 3.15(a) of the Disclosure Schedules sets forth a true, correct and complete list of all insurance policies or binders (including the names of the carriers of such policies and the expiration date of such policies) covering the properties, assets, employees and operations of the Acquired Companies (including policies providing property, casualty, liability, and workers’ compensation coverage) (collectively, the “Insurance Policies”), true, correct and complete copies of which have been made available to Purchaser. With respect to each Insurance Policy: (i) the Insurance Policy with respect to an Acquired Company is currently in effect and is legal, valid, binding and enforceable in accordance with its terms, is in full force and effect and shall survive unchanged following the consummation of the Transactions, (ii) such Acquired Company is not in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Company’s knowledge, no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under such Insurance Policy, and (iii) no notice of cancellation or termination has been received within the past four (4) years. All potential insurance claims for matters arising during the four (4) year period prior to the Closing Date for which insurance coverage is (or would have been) available have been timely and properly tendered to the respective insurance carrier by such Acquired Company.

(b)           To the Company’s knowledge, the Insurance Policies (i) are of the type and in the amounts customarily carried by Persons conducting a business similar to the Acquired Companies, (ii) are sufficient for compliance with all applicable Laws and Contracts to which any Acquired Company is a party or by which it is bound and (iii) shall survive unchanged following the consummation of the Transactions.

(c)           Schedule 3.15(c) of the Disclosure Schedule sets forth a true, correct and complete list of all claims pending on any Insurance Policy as to which either Acquired Company has (x) been notified that coverage has been questioned, denied or disputed by the underwriter, or (y) received a reservation of rights from or on behalf of the applicable carrier or underwriter.

3.16         Compliance with Laws; Permits.

(a)           Except as set forth on Schedule 3.16 of the Disclosure Schedules, the Acquired Companies have complied with and are in compliance in all material respects with all applicable Laws of all applicable Governmental Authorities. No written notices have been received by and no claims have been filed during the past four (4) years against any Acquired Company alleging a material violation of any Laws.

(b)           Neither the Acquired Companies nor, to the Company’s knowledge, any of their respective employees, subcontractors, agents, representatives, consultants, distributors, partners, resellers, suppliers, or customers are or, to the Company’s knowledge, have been designated within the last three years on any restricted party list published by any U.S. government agency (including, without limitation, the Department of Treasury, Office of Foreign Assets Control’s “Specially Designated Nationals List”, the Department of Commerce, Bureau of Industry and Security’s “Denied Persons List”, the Department of State, Directorate of Defense Trade Controls’ “Debarred Parties List”), the United Nations (UN) financial sanctions lists, and financial sanctions lists enacted by European Union (EU) member states pursuant to UN, EU, and national regimes.

(c)           Neither the Acquired Companies nor, to the Company’s knowledge, any of their respective Affiliates, joint venturers, principals, officers, employees, managers, agents or representatives, distributors, contractors, or any person while acting for or on the Acquired Companies’ behalf, has during the last three years directly or indirectly made or offered or solicited or accepted any contribution, donation, gift, gratuity, travel, entertainment, bribe, rebate, payoff, influence payment, kickback, or other payment or anything else of value to or from any person, private or public, regardless of what form, whether in money, property, or services (i) to obtain favorable treatment for any business sought, (ii) to pay for favorable treatment for any business obtained, (iii) to obtain or pay for special concessions or for special concessions for any business previously obtained or (iv) otherwise to confer any benefit, in each case of clauses (i) - (iv), in violation of any applicable laws or requirements of any Governmental Authorities (including but not limited to the Anti-Kickback Act of 1986, as amended, the Foreign Corrupt Practices Act of 1977, as amended, or other similar United States or foreign law) or otherwise in violation of applicable laws for the purposes described in Section 162(c) of the Code or any similar law or for the establishment or maintenance of any concealed fund or concealed bank account (collectively, the “Anti-Bribery Laws”). Neither the Acquired Companies nor, to the Company’s knowledge, any of their respective Affiliates, joint venturers, principals, officers, employees, managers, agents or representatives, distributors, contractors, or any Person while acting for or on the Acquired Companies’ behalf, has directly or indirectly: (i) made any unlawful payment or corruptly offered anything of value to any foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns, or (ii) violated or enabled the violation of any applicable anti-money laundering law or regulation. During the last five years, none of the Acquired Companies has received any communication that alleges that any Acquired Company and, to the Company’s knowledge, any of their respective current (or former) directors, Affiliates, joint venturers, principals, officers, employees, managers, agents or representatives, distributors, contractors, or any person associated with or acting for or on the Acquired Companies’ behalf is in violation of, or has liability under, any applicable Anti-Bribery Laws or anti-money laundering laws. During the last five years, none of the principals of the Company has been a foreign government officer, agent or employee of a foreign Governmental Authority or is currently a government officer, agent or employee of a Governmental Authority. The Acquired Companies and, to the Company’s knowledge, their respective current (or former) directors and employees are and, to the Company’s knowledge, have been during the last two years in compliance in all respects with such Anti-Bribery Laws.

(d)           All material Permits required for the Acquired Companies to conduct their business as conducted on the date of this Agreement and as needed to conduct the Company’s business as proposed in any Government bid or Contract have been obtained by it and are valid and in full force and effect (“Company Permits”). All fees and charges with respect to such Company Permits have been paid in full to the extent due. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Company Permit. No written notices have been received by any Acquired Company during the last two years alleging the failure to hold any Company Permit, or to the effect that any Acquired Company is not in compliance with any Company Permit, in each case that has not been resolved.

3.17         Environmental Matters. Except as set forth on Schedule 3.17 of the Disclosure Schedules:

(a)           The Acquired Companies are in compliance in all material respects with all applicable Environmental Requirements.

(b)           The Acquired Companies have obtained and possesses all Environmental Permits necessary for the ownership, lease, operation or use of the business, facilities or assets of the Company and is in material compliance with such Environmental Permits. To the Company’s knowledge, all such Environmental Permits are in full force and effect. To the Company’s knowledge, there is no condition, event or circumstance that might adversely affect the Environmental Permits.

(c)           No Acquired Company has received, since January 1, 2014, any written Environmental Notice or written Environmental Claim, including with respect to any material investigatory, remedial or corrective obligation, relating to the Acquired Companies or their facilities and arising under Environmental Requirements, the subject of which is unresolved, or is the source of ongoing obligations or requirements as of the Closing Date.

(d)           There are no Environmental Claims pending or, to the Company’s knowledge, threatened against any Acquired Company.

(e)           No Acquired Company is subject to any Governmental Order that is outstanding and was issued pursuant to Environmental Requirements.

(f)            To the Company’s knowledge, there has been no Release of Hazardous Materials in contravention of any Environmental Requirements with respect to the business or assets of any Acquired Company or any real property currently or formerly owned, operated or leased by any Acquired Company, and no Acquired Company has received an Environmental Notice that any real property currently or formerly owned, operated or leased in connection with the business of the Company (including soils, groundwater, surface water, buildings and other structure located on any such real property) has been contaminated with any Hazardous Material which could reasonably be expected to result in an Environmental Claim against, or a violation of Environmental Requirements or term of any Environmental Permit by, any Acquired Company that would be material to the Company.

(g)           No Acquired Company has retained or assumed, by contract or operation of Law, any liabilities or obligations of third parties under Environmental Requirements.

(h)           To the Company’s knowledge, no Acquired Company is aware of or reasonably anticipates, as of the Closing Date, any condition, event or circumstance concerning the Release or regulation of Hazardous Materials that might, after the Closing Date, prevent, impede or materially increase the costs associated with the ownership, lease, operation, performance or use of the business or assets of the Company as currently carried out.

3.18         Affiliated Transactions. Except as set forth on Schedule 3.18 of the Disclosure Schedules and except employment offer letters that do not provide for severance compensation and are otherwise cancellable without material penalty on ninety (90) days or less notice, no officer, director or Affiliate of any Acquired Company or any Securityholder of the Company, or to the Company’s knowledge, any individual in such officer’s, director’s or Securityholder’s immediate family or any entity in which any such Person owns any beneficial interest (each of the foregoing, a “Related Party”) (i) is a party to any Contract or transaction with any Acquired Company or has any material interest in any material property owned or used by any Acquired Company or (ii) beneficially owns any direct or indirect equity interest of any kind in, or controls or is a manager, director, officer, employee, or partner of, or consultant to, or lender to or borrower from, any Person which is a material commercial relation of any Acquired Company other than through the record or beneficial ownership by any Related Party of 5% or less of the outstanding capital stock of such a Person or the ownership of any publicly traded securities of such a Person.

3.19         Brokerage. Except as set forth on Schedule 3.19 of the Disclosure Schedules, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the Transactions based on any arrangement or agreement made by or on behalf of any Acquired Company.

3.20         Customers and Suppliers.

(a)           Schedule 3.20(a) of the Disclosure Schedules sets forth a true and complete list of (i) the top ten customers of the Acquired Companies by sales revenue received by the Acquired Companies during the twelve month period ended on July 31, 2017 (collectively, the “Material Customers”); and (ii) the amount of consideration paid by each Material Customer during such period. The Acquired Companies have not received any written notice that any Material Customer of the Acquired Companies has ceased, or intends to cease after the Closing, to use its goods or services or to otherwise terminate or materially reduce its relationship with the Acquired Companies.

(b)           Schedule 3.20(b) of the Disclosure Schedules sets forth a true and complete list of (i) the top ten suppliers of the Acquired Companies by cost of purchases during the twelve month period ended on July 31, 2017 (collectively, the “Material Suppliers”); and (ii) the amount of purchases from each Material Supplier during such periods. The Acquired Companies have not received any written notice that any Material Supplier of the Acquired Companies has ceased, or intends to cease, to supply goods or services to the Acquired Companies or to otherwise terminate or materially reduce its relationship with the Acquired Companies.

3.21         Inventory. All inventory of the Acquired Companies reflected in the Latest Balance Sheet consists of a quality usable and salable in the ordinary course of business consistent with past practice, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established. All such inventory is owned by an Acquired Company free and clear of all Liens (other than Permitted Liens), and no inventory is held on a consignment basis.

3.22         Accounts Receivable; Accounts Payable.

(a)           The accounts receivable (net of any applicable reserves) reflected on the Latest Balance Sheet (a) have arisen from bona fide transactions entered into by an Acquired Company involving the sale of goods or the rendering of services in the ordinary course of business consistent with past practice and (b) constitute only valid, undisputed claims of an Acquired Company not subject to any written claims of set-off or other written defenses or written counterclaims other than normal cash discounts accrued in the ordinary course of business consistent with past practice. The reserve for bad debts shown on the Latest Balance Sheet or, with respect to accounts receivable arising after the date of the Latest Balance Sheet, on the accounting records of the Company have been determined in accordance with GAAP, consistently applied, subject to normal year-end adjustments and the absence of disclosures normally made in footnotes.

(b)           All accounts payable of the Acquired Companies set forth on the Latest Balance Sheet arose in bona fide arm’s length transactions in the ordinary course of business and no account payable set forth on the Latest Balance Sheet is delinquent more than thirty (30) days in its payment, except as set forth on Schedule 3.22(b) of the Disclosure Schedule.

3.23         Bank Accounts. Schedule 3.23 of the Disclosure Schedules sets forth the name of each bank in which either Acquired Company maintains any account or safe deposit box, along with the account or safe deposit box number.

3.24         Products Liability.

(a)           Attached to Schedule 3.24(a) of the Disclosure Schedules are true and complete copies of the Acquired Companies’ (i) current standard terms and conditions of sale and warranty, and (ii) prior versions of the Acquired Companies’ standard terms and conditions of sale and warranty utilized during the past four (4) years.

(b)           The Acquired Companies have no material liability for replacement of any of their products in excess of the applicable reserves for product warranty claims set forth on the Latest Balance Sheet.

(c)           Except as set forth on Schedule 3.24(c) of the Disclosure Schedules, each product sold or delivered by the Acquired Companies during the past four (4) years has been in material conformity with all applicable contractual commitments and specifications and all express and implied warranties related to such product.

(d)               Except as set forth on Schedule 3.24(d) of the Disclosure Schedule, during the past four (4) years, there has not been, nor, to the Company’s knowledge is there under consideration by the Company or its Subsidiary, any product recall or post-sale warning conducted by or on behalf of either Acquired Company concerning any product sold, manufactured or delivered by either Acquired Company. The Company does not have any material liability in excess of the applicable reserves for product warranty claims set forth on the Latest Balance Sheet arising from or alleged to arise from any actual or alleged injury to Persons, damage to property or other loss or damages as a result of the services, items or products rendered, or the ownership, possession or use of any product or item produced, marketed, assembled, repackaged, distributed, licensed and/or sold, by either Acquired Company, including claims arising out of the defective or unsafe nature or design of any of the Company’s or its Subsidiary’s products, or any failure to warn thereof or to replace or repair of any Company product or item.

3.25          Minutes. The Company has delivered to Purchaser true, complete and accurate copies of the, or the complete original, minute books of the Company and its Subsidiary covering the three years immediately prior to the date of this Agreement.

3.26          Exclusivity of Representations and Warranties. None of the Acquired Companies or any of their Affiliates or representatives is making any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, except as otherwise expressly set forth in this Article III, and the Company hereby disclaims any such other representations or warranties.

Article IV.
REPRESENTATIONS AND WARRANTIES OF Purchaser

Purchaser and Merger Sub represents and warrants to the Company, on a several and joint basis, that the statements in this Article IV are correct and complete as of the date of this Agreement and as of the Closing:

4.01          Organization and Power. Purchaser is a limited liability company duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation, with full power and authority to enter into this Agreement and the other agreements contemplated hereby, to perform its obligations hereunder and thereunder and to consummate the Transactions.

4.02          Authorization; No Breach; Valid and Binding Agreement. The execution, delivery and performance of this Agreement by Purchaser and Merger Sub and the consummation by Purchaser and Merger Sub of the Transactions have been duly and validly authorized by all requisite corporate or organizational action on the part of Purchaser and Merger Sub, and no other proceedings on the part of Purchaser or Merger Sub are necessary to authorize the execution, delivery or performance of this Agreement. The execution, delivery and performance of this Agreement by Purchaser and Merger Sub and the consummation by Purchaser and Merger Sub of the Transactions will not (a) conflict with, constitute a default under, result in a breach or violation of, (i) the provisions of Purchaser’s or Merger Sub’s certificate of formation, certificate of incorporation, limited liability company agreement, bylaws or other organizational documents, or (ii) the provision of any Law or Governmental Order applicable to Purchaser or any of its Subsidiaries; (b) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Contract to which Purchaser or Merger Sub is a party or by which either of them is bound or to which any of their properties and assets are subject or any Permit affecting the properties, assets or business of Purchaser or Merger Sub; or (c) result in the creation or imposition of any Lien (other than Permitted Liens) upon any properties or assets of Purchaser or Merger Sub, in each case, other than with respect to (a)(i), except to the extent such conflict, default, violation, breach or Lien would not be material. This Agreement has been duly executed and delivered by Purchaser and Merger Sub and, assuming that this Agreement is a valid and binding obligation of the Company, constitutes a valid and binding obligation of Purchaser and Merger Sub, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies (regardless of whether considered in a proceeding in equity or at law).

4.03          Governmental Consents. Except (i) for such filings as may be required by any applicable federal or state securities or “blue sky” Laws, or (ii) as may be necessary as a result of any facts or circumstances relating to the Company or any of its Affiliates, no material permit, consent, approval or authorization of, or declaration to or filing with, any Governmental Authority is required to be obtained by or with respect to Purchaser or Merger Sub in connection with the execution, delivery or performance of this Agreement by Purchaser or Merger Sub or the consummation of the Transactions.

4.04          Litigation. There are no Actions pending or, to Purchaser’s knowledge, threatened against Purchaser or Merger Sub, at law or in equity, before or by any Governmental Authority which would adversely affect Purchaser’s or Merger Sub’s respective performance under this Agreement or the consummation of the Transactions. Neither Purchaser nor Merger Sub is subject to any Governmental Order.

4.05          Brokerage. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the Transactions based on any arrangement or agreement made by or on behalf of Purchaser or its Affiliates.

4.06          Purchaser’s Investigation and Reliance. None of the Company or any of its Affiliates or representatives has made any representation or warranty, express or implied, as to the accuracy or completeness of any information concerning the Company contained herein or made available in connection with Purchaser’s investigation of the Company, except as expressly set forth in this Agreement and the documents and agreements delivered in connection herewith, and the Company and its Affiliates and representatives expressly disclaim any and all liability that may be based on such information or errors therein or omissions therefrom, except as expressly set forth in this Agreement. Purchaser has not relied and is not relying on any statement, representation or warranty, oral or written, express or implied, made by the Company or any of its Affiliates or representatives concerning the Company, except as expressly set forth in ARTICLE III.

Article V.
COVENANTS

5.01        Pre-Closing Conduct of Business.

(a)          During the period from the date of this Agreement and continuing until the earlier of the Closing and the termination of this Agreement in accordance with its terms, the Acquired Companies shall use commercially reasonable efforts to conduct their business in the ordinary course of business.

(b)          During the period from the date of this Agreement to the earlier of the Closing and the termination of this Agreement in accordance with its terms, except as otherwise provided for by this Agreement (including the actions set forth on Schedule 5.01(b) of the Disclosure Schedules) or consented to in writing by Purchaser (which consent will not be unreasonably withheld or delayed), the Acquired Companies shall not:

(i)              effect any recapitalization, reclassification, unit dividend, unit split or like change in its capitalization;

(ii)             mortgage, pledge or subject to any material Lien any material portion of its assets (tangible or intangible), properties or equity interests, except for Permitted Liens;

(iii)            make, change or rescind any material Tax election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax Action or assessment, surrender any right to claim a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, in each case, that would have the effect of increasing the Tax liability or decreasing any Tax attribute of Purchaser or the Acquired Companies after Closing;

(iv)            sell, assign or transfer any material portion of its assets, other than sales of products in the ordinary course of business;

(v)             sell, assign, transfer or license any material Company Intellectual Property or Contracts or material rights with respect thereto or thereunder, other than non-exclusive licenses granted to distributors in the ordinary course of business;

(vi)            allow to lapse or abandon any material Company Intellectual Property;

(vii)           issue, sell, grant, transfer or otherwise dispose of any of its equity securities or warrants, options or other rights to acquire or obtain (including upon conversion, exchange or exercise) any of its equity securities;

(viii)          split, combine or reclassify any shares of its capital stock or equity securities;

(ix)            make any capital investment in, or any loan to, any other Person, in each case, in excess of $20,000 individually or $50,000 in the aggregate;

(x)             incur, assume or guarantee any indebtedness for borrowed money except unsecured current obligations and Liabilities incurred in the ordinary course of business consistent with past practice;

(xi)            accelerate, terminate, materially modify or cancel any Material Contract;

(xii)           declare, set aside, or pay any dividend or make any distribution with respect to its equity securities (whether in cash or in kind) or redeem, purchase or otherwise acquire any of its equity securities, except for (i) dividends or distributions made by the Company to its Stockholders and (ii) repurchases of capital stock from current or former employees, consultants, directors or managers of the Acquired Companies;

(xiii)          make any loan to (or forgive any loan to), or enter into any other transaction with, any of its stockholders or current or former directors or officers, in excess of $20,000 individually or $50,000 in the aggregate;

(xiv)          except for hiring and firing of non-officer employees in the ordinary course of business consistent with past practice, enter into, adopt, materially modify or terminate any: (i) employment, severance, retention or other Contract with any current or former employee, officer, director, independent contractor or consultant, (ii) Plan, (iii) collective bargaining or other Contract with a union, works council or labor organization, or (iv) terminate the employment of any officer;

(xv)           (i) other than standard increases in compensation contemplated by the Company’s standard 2017 budget for it and its Subsidiaries, make any change in employment terms (including compensation) for, or grant any bonuses, whether monetary or otherwise, or increase any wages, salary, severance, pension or other compensation or benefits in respect of its current or former employees, officers, directors, independent contractors or consultants, other than as provided for in any agreements or required by applicable Law, or (ii) take any action outside of the ordinary course of business to accelerate the vesting, funding or payment of any compensation or benefit for any current or former employee, officer, director, independent contractor or consultant;

(xvi)           enter into a new line of business or abandon or discontinue existing lines of business;

(xvii)         amend its charter, by-laws or other organizational documents;

(xviii)        make any change in any method of accounting or accounting practice, except as required by GAAP or as disclosed in the notes to the Financial Statements;

(xix)          make any change in its cash management practices and its policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, inventory control, prepayment of expenses, payment of trade accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits;

(xx)            purchase, lease or otherwise acquire the right to own, use or lease any property or assets for an amount in excess of $20,000 individually (in the case of a lease, per annum) or $50,000 in the aggregate (in the case of a lease, for the entire term of the lease, not including any option term), except for purchases of inventory or supplies in the ordinary course of business consistent with past practice;

(xxi)          adopt any plan of merger, consolidation, reorganization, liquidation or dissolution or file a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(xxii)         acquire by merger or consolidation with, or by purchase of a substantial portion of the assets or stock of, or by any other manner, any business or any Person or any division thereof; or

(xxiii)        enter into any Contract to do any of the foregoing, or take or omit to take any action that would result in any of the foregoing.

5.02        Notification.

(a)          During the period from the date of this Agreement and continuing until the earlier of the Closing and the termination of this Agreement in accordance with its terms, the Stockholders’ Representative shall promptly notify Purchaser in writing of:

(i)              any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by the Company hereunder not being true and correct or (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 2.01 to be satisfied;

(ii)             any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(iii)            any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(iv)            any Actions commenced or, to the Company’s knowledge, threatened against, relating to or involving or otherwise affecting an Acquired Company that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.11 or 3.12 or that relates to the consummation of the Transactions.

(b)         Purchaser’s receipt of information pursuant to this Section 5.02 shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the Company in this Agreement (including Section 7.01(b)) and shall not be deemed to amend or supplement the Disclosure Schedules. Notwithstanding any provision in this Agreement to the contrary, unless the Purchaser provides the Stockholders Representative with a termination notice within ten (10) business days after delivery by the Stockholders’ Representative of a notice pursuant to this Section 5.02 (which notice may be delivered under this Section 5.02 only if the Purchaser is entitled to terminate this Agreement pursuant to Section 7.01(b) by reason of the information contained in such notice), the Purchaser shall be deemed to have waived its right to terminate this Agreement or prevent the consummation of the transactions contemplated by this Agreement with regard to items contained in such notice.

5.03          No Solicitation of Other Bids.

(a)            During the period from the date of this Agreement and continuing until the earlier of the Closing and the termination of this Agreement in accordance with its terms, the Company and the Stockholders’ Representative shall not, and shall not authorize or permit any of their respective Affiliates or Representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. The Company or the Stockholders’ Representative, as applicable, shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of its Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal. For purposes hereof, “Acquisition Proposal” shall mean any inquiry, proposal or offer from any Person (other than Purchaser or any of its Affiliates) concerning (i) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving the Company; (ii) the issuance or acquisition of shares of capital stock or other equity securities of the Company; or (iii) the sale, lease, exchange or other disposition of any significant portion of the Company’s properties or assets (other than sales of products in the ordinary course of business or as permitted pursuant Section 5.01).

(b)            Each of the Company and the Stockholders’ Representative agrees that the rights and remedies for noncompliance with this Section 5.03 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Purchaser and that money damages would not provide an adequate remedy to Purchaser.

5.04          Regulatory Filings. The Acquired Companies shall make or cause to be made all filings and submissions, if any, under any material Law applicable to such Acquired Companies for the consummation of the Transactions. The Stockholders’ Representative shall coordinate and cooperate with Purchaser in exchanging such information and providing such assistance as Purchaser may reasonably request in connection with all of the foregoing.

5.05          Further Assurances. From time to time, as and when requested by any party hereto and at such party’s expense, any other party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as such requesting party may reasonably deem necessary or desirable to evidence and effectuate the Transactions.

5.06          Press Releases and Communications. The parties hereto will, and will cause each of their Affiliates to, and will direct each of their respective representatives to, maintain the confidentiality of this Agreement and will not issue, or cause the publication of, any public release or announcement concerning the Transactions without the prior written consent of both Purchaser and the Stockholders’ Representative (such consent shall not be unreasonably withheld, conditioned or delayed; provided, that no party hereto shall be required to consent to any public release or announcement that contains the financial terms of the Transactions or any financial information of the other party). Notwithstanding the foregoing, (i) the foregoing shall not restrict or prohibit any of the parties hereto from making any release or announcement required by applicable law or the rules or regulations of any securities exchange (in which case, the party hereto required to make the release or announcement shall allow the other party hereto reasonable time to comment on or seek a protective order with respect to such release or announcement in advance of such issuance), (ii) the foregoing shall not restrict or prohibit the Company and its Affiliates from making any announcement to the Acquired Companies’ employees, customers, current and former stockholders and other business relationships to the extent the Company determines in good faith that such announcement is necessary or advisable and (iii) any party or any party’s Affiliates who is an investment fund may disclose the terms of the Transactions and this Agreement to its Affiliates and any current or potential investor in such party’s fund(s) in connection with fundraising, marketing, informational or reporting activities or otherwise in the ordinary course of such party’s business. Each party hereto shall be responsible for any breach of this Section 5.06 by one or more of its Affiliates.

5.07          Confidentiality. The Stockholders’ Representative shall, and shall cause its Affiliates to, hold, and shall use its reasonable best efforts to cause its or their respective representatives to hold, in confidence any and all information, whether written or oral, concerning the Acquired Companies except to the extent that such information (a) is generally available to and known by the public through no fault of the Stockholders’ Representative, any of its Affiliates or their respective representatives; or (b) is lawfully acquired by the Stockholders’ Representative, any of its Affiliates or their respective representatives from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If the Stockholders’ Representative or any of its Affiliates or their respective representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Law, the Stockholders’ Representative shall, to the extent permitted by Law, promptly notify Purchaser in writing so that Purchaser, the Company or any of their Affiliates may seek a protective order or other appropriate remedy, and the Stockholders’ Representative shall disclose only that portion of such information which the Stockholders’ Representative is advised by its counsel is legally required to be disclosed. Notwithstanding the foregoing, the Stockholders’ Representative and its Affiliates shall be permitted (x) to report and disclose the terms and status of this Agreement to its and its Affiliates’ direct and indirect current and prospective limited partners, members or other equity owners who are subject to a confidentiality agreement or confidentiality obligations to the Stockholders’ Representative or its Affiliates and (y) may disclose their acquisition and ownership of the Acquired Companies without reference to any of the transaction terms.

5.08          Access to Information. For a period of seven (7) years following the Closing, Purchaser shall cause the Acquired Companies to provide the Stockholders’ Representative, and its representatives reasonable access upon reasonable notice during normal business hours to the books and records of the Acquired Companies relating to any period ending on or prior to the Closing Date and to the personnel and property of the Acquired Companies, in each case, solely to the extent such access is necessary or desirable in connection with any Action, Tax Return or Tax audit involving the Stockholders’ Representative or any member of the Stockholder Group. The Stockholders’ Representative and its respective representatives shall be entitled, at its sole cost and expense, to make copies of the books and records that it is entitled to access pursuant to this Section 5.08. Purchaser agrees to cause the Acquired Companies to hold (or cause to be held) all the books and records of the Acquired Companies existing on the Closing Date and not to destroy or dispose of any thereof for a period of seven (7) years from the Closing Date.

5.09          Tax Matters.

(a)            Tax Cooperation. Without limiting Section 5.08, Purchaser, the Stockholders’ Representative and the Acquired Companies shall cooperate fully, as and to the extent reasonably requested by another party, in connection with the filing of any Tax Returns and any audit, litigation or other Action or proceeding with respect to Taxes. Such cooperation shall include the retention and (upon another party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other Action or proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Purchaser and the Acquired Companies shall retain and (upon another party’s request) provide such records and information in accordance with Section 5.08.

(b)           Transaction Tax Benefits and Transaction Tax Refunds.

(i)              The Purchaser and the Company agree (1) the Tax year of the Company and its Subsidiaries shall not end, for U.S. income Tax purposes, as a result of the transactions contemplated under this Agreement and (2) the Acquired Companies shall not become a member of any other Affiliated Group for the taxable period that includes the Closing Date.

(ii)             No later than ten (10) Business Days after the date on which the U.S. federal income Tax Return of the Acquired Companies required to be filed for the taxable period that includes the Closing Date has been filed with the applicable Tax authority, Purchaser shall cause the Surviving Company to pay the Stockholders’ Representative (on behalf of the Securityholders), an amount equal to the Transaction Tax Benefits. For this purpose, “Transaction Tax Benefits” is the excess, if any, of (X) the Acquired Companies’ hypothetical liability for income Taxes (including related estimated Taxes) for the taxable period that includes the Closing Date, calculated by excluding Transaction Tax Deductions, exceeds (Y) the actual liability for income Taxes (including related estimated Taxes) for the taxable period that includes the Closing Date (which actual liability shall, for the avoidance of doubt, not be less than zero), calculated by taking into account the Transaction Tax Deductions.

(iii)            No later than ten (10) Business Days after the Acquired Companies receive any income Tax refunds (or credit claimed in lieu of a cash Tax refund) for Pre-Closing Tax Periods, Purchaser shall cause the Surviving Company to pay the Stockholders’ Representative (on behalf of the Securityholders), an amount equal to the Transaction Tax Refund.  For this purpose, “Transaction Tax Refund” is the excess, if any, of (X) the actual income Tax refund received (or credit claimed in lieu of a cash Tax refund) by the Acquired Companies for Pre-Closing Tax Periods, exceeds (Y) the hypothetical income Tax refund that would be received (or credit that would be claimed in lieu of a cash Tax refund) by the Acquired Companies for Pre-Closing Tax Periods, calculated by excluding the Transaction Tax Deductions or any carry back of a net operating loss attributable to the Transaction Tax Deductions; provided that, (1) no Acquired Company will waive any carryback of any net operating loss, capital loss or credit on any Tax Return prepared for the taxable period that includes the Closing Date or Pre-Closing Tax Period, (2) Purchaser will cause the Acquired Companies to elect to carry back any net operating loss, capital loss or credit from the taxable period that includes the Closing Date or a Pre-Closing Tax Period to prior taxable years to the fullest extent permitted by Law (but shall not be required to use any available short-form or accelerated procedures, including, without limitation, the filing of IRS Forms 1139 and any corresponding form for applicable state, local and foreign purposes,), and (3) Purchaser and Acquired Companies shall request a cash refund (rather than a credit against Taxes) with respect to all Pre-Closing Tax Periods. For purposes of this clause (iii), the term Pre-Closing Tax Period shall not include any portion of the Straddle Period.

(iv)           In addition, at the time the Surviving Company makes any payment described in clauses (ii) or (iii), the Purchaser shall provide Stockholder Representative a schedule, with reasonable supporting detail, identifying the amount of Transaction Tax Deductions utilized and the amount of Transaction Tax Deductions that have not been utilized, together with a certification made by the Surviving Company that (1) such schedule was prepared in accordance with this Section 5.09(b), (2) the Surviving Company calculated the Transaction Tax Benefits and/or Transaction Tax Refund in accordance with this Section 5.09(b), (3) all payments required to be made in accordance with this Section 5.09(b) have been made to Stockholder Representative (on behalf of the Stockholders), and (4) any other information reasonably requested by the Stockholder Representative to determine the calculation of Transaction Tax Benefits and/or Transaction Tax Refund has been provided.

(v)            For purposes of calculating Transaction Tax Benefits under Section 5.09(b)(ii) and Transaction Tax Refunds under Section 5.09(b)(iii), the term Transaction Tax Deduction shall not include any Transaction Tax Deduction that was taken into account in reducing Taxes payable or increasing Taxes receivable for purposes of clause (viii) of Indebtedness.

(c)          The Purchaser shall not make any election under Code Section 338 or Code Section 336 (or any similar provision under state, local, or non-U.S. Law) with respect to the acquisition of the Company.

5.10        Purchaser Financing.

(a)          During the period from the date of this Agreement and continuing until the earlier of the Closing and the termination of this Agreement in accordance with its terms, the Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, provide such cooperation and assistance to Purchaser in connection with the arrangement of the Financing as may be reasonably requested by Purchaser, including the following actions:

(i)             participating in a reasonable number of meetings with (including to participate in a reasonable number of one-on-one meetings with) the Financing Sources and prospective investors in the Financing (and to cause the members of senior management and Representatives of the Company to participate in such meetings), and due diligence sessions, and cooperating reasonably with the marketing efforts of Purchaser and the Financing Sources, in connection with all or any portion of the Financing;

(ii)            assisting Purchaser and the Financing Sources in the preparation of offering documents, business projections and pro formas, investor presentations, and other similar materials or similar documents required in connection with any of the Financing;

(iii)          furnishing to Purchaser and the Financing Sources as promptly as reasonably practical and, in all cases, in a timely manner, (i) audited consolidated balance sheets and the related audited statements of income, shareholder’s equity and cash flows of the Company for the most recently completed fiscal year ended at least ninety (90) calendar days before the Closing Date and (ii) such other financial or pertinent information regarding the Company and its Subsidiaries as may be reasonably available to the Company, and which is (A) reasonably requested by Purchaser, and (B) reasonably necessary in order to consummate the Financing, including in connection with the preparation of customary pro forma financial information (excluding any historical financial statements, which are addressed solely in clause (i) above);

(iv)           cooperating reasonably with the Financing Sources’ customary due diligence;

(v)            using commercially reasonable efforts to take such actions as are reasonably requested by Purchaser or the Financing Sources and, if requested by Purchaser or the Financing Sources, the taking of corporate actions by the Company and its Subsidiaries with respect to entering into definitive documentation with respect to the Financing; provided, that any such corporate actions shall be contingent upon and effective as of the Closing; and

(vi)           as promptly as reasonably practical and, in all cases, in a timely manner, providing all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act.

(b)         Notwithstanding Section 5.10(a), (1) Purchaser and Merger Sub shall ensure that such requested cooperation does not unreasonably interfere with the ongoing business or operations of the Acquired Companies (it being understood and agreed that the Acquired Companies shall not be required to take any action that unreasonably interferes with the ongoing business or operations of the Acquired Companies); (2) the Acquired Companies shall not be required to commit to take any action that (x) is not contingent upon the Closing, (y) would be effective prior to the Closing or (z) would encumber any assets of the Acquired Companies prior to the Closing; (3) neither the Acquired Companies nor any of their respective Representatives shall, in connection with the Financing (A) be required to take any action that would result in a violation of applicable Law or breach of any Contract or subject it to actual or potential liability, (B) be required to pay any commitment fees or other amounts or make any other payment or incur any other liability or provide or agree to provide any indemnity prior to the Closing or otherwise be required to bear any cost or expense which is not reimbursable pursuant to Section 5.10(c) below, (C)  have any liability or any obligation under any definitive agreement in respect of the Financing or any related document or other agreement or document related to the Financing, other than any such liability or obligation of the Acquired Companies following the Closing, (D) be required to incur any other liability in connection with the Financing, other than any other liability incurred by the Acquired Companies following the Closing, or (E) be required to disclose or provide any information the disclosure of which, in the reasonable judgment of the applicable Acquired Company, is restricted by Contract, applicable Law or is subject to attorney-client privilege. The Acquired Companies do not make any representation or warranty as to any of the materials or information provided to Purchaser, Merger Sub or the Financing Sources pursuant to this Section 5.09 or otherwise.

(c)            Purchaser shall, promptly upon request by the Stockholders’ Representative or the Company, reimburse the Acquired Companies and/or their respective Representatives for all Reimbursable Financing Expenses. Subject to the limitations in the immediately preceding sentence, Purchaser and Merger Sub shall indemnify and hold harmless the Acquired Companies (prior to the Closing), the Securityholders, each of their respective Affiliates and the respective officers, directors, employees, agents, Representatives, successors and permitted assigns of any of the foregoing (collectively, the “Financing Indemnitees”) against any losses or liabilities such Financing Indemnitees actually incur as a result of any Action related to the Financing. This Section 5.09 shall survive the consummation of the Transactions and the Closing and any termination of this Agreement and shall continue until the date on which the applicable statute of limitations expire, and is intended to benefit, and may be enforced by, the Financing Indemnitees and their respective heirs, executors, estates, personal representatives, successors and assigns who are each third party beneficiaries of this Section 5.09 and shall be binding on all successors and assigns of Purchaser and Merger Sub.

(d)            Each of Purchaser and Merger Sub acknowledges and agrees that, other than the obligations set forth in Section 5.5.10(a), the Acquired Companies do not have any responsibility for any financing that Purchaser or Merger Sub may seek or obtain in connection with the Financing. Notwithstanding anything in this Agreement to the contrary, in no event shall the Acquired Companies be in breach of this Agreement (i) if such party uses commercially reasonable efforts in respect of this Section 5.09, (ii) due to the failure to deliver any financial or other information that is not currently readily available to the Acquired Companies on the date hereof or is not otherwise prepared in the ordinary course of business of the Acquired Companies at the time required by Purchaser or Merger Sub, or (iii) due to the failure to obtain any comfort with respect to, or review of, any financial or other information by such party’s accountants.

5.11          Termination of Affiliate Transactions. The Company shall take all such action as is necessary to ensure that, except (i) as set forth in Schedule 5.11 of the Disclosure Schedules, (ii) as otherwise agreed to by the Stockholders’ Representative and Purchaser in writing, and (iii) for this Agreement, all Contracts and any other arrangements or transactions between any Related Party, on the one hand, and the Company or its Subsidiary, on the other hand, shall be terminated as of Closing without the payment of any fee or penalty, or incurrence of any obligation or liability, by the Company.

5.12          Other Agreements. Subject to the terms of this Agreement, each of Purchaser, Merger Sub and the Acquired Companies shall use its reasonable best efforts to cause the conditions to the other parties’ obligations to consummate the Closing to be satisfied and for the Closing to occur as promptly as practicable, and no party shall take any action designed to prevent, impede or delay the Closing.

5.13          Section 280G. As promptly as practicable after the execution of this Agreement, the Company shall submit to the shareholders of the Company (in a manner reasonably satisfactory to Purchaser) for approval by such number of shareholders of the Company as is required by the terms of Section 280G(b)(5)(B) of the Code a written consent in favor of a single proposal to render the parachute payment provisions of Section 280G of the Code and the Regulations thereunder (collectively, “Section 280G”) inapplicable to any and all payments and/or benefits provided pursuant to any Plans or other Contracts that might result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of Section 280G or that would be subject to an excise tax under Section 4999 of the Code (together, the “Section 280G Payments”). Any such shareholder approval shall be sought by the Company in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the regulations thereunder, including Q/A-7 of Section 1.280G-1 of such regulations. The Company agrees that: (i) in the absence of such shareholder approval, no Section 280G Payments shall be made; and (ii) promptly after execution of this Agreement, the Company shall deliver to Purchaser waivers, in form and substance satisfactory to Purchaser, duly executed by each Person who might receive any Section 280G Payment. The form and substance of all shareholder approval documents contemplated by this Section 5.12, including the waivers, shall be subject to the prior review and reasonable approval of Purchaser.

5.14          Post-Closing Financials. If requested by Purchaser, and to the extent required by any applicable Law, regulations and statutes governing Purchaser, the Company acknowledges and agrees to assist Purchaser in providing, no later than thirty days (30) days following the Closing Date, unaudited balance sheet, statement of operations and statement of stockholders’ equity (the “Unaudited Financials”) of the Company as of the most recent previous calendar quarter and as of the last two fiscal year ends, as specified by Rule 3-05 of Regulation S-X of the Securities Act and the Securities Exchange Act of 1934, as amended; provided such Unaudited Financials will be prepared in accordance with GAAP. To the extent requested by Purchaser, the Stockholders’ Representative shall reasonably cooperate and assist Purchaser, the Company and their respective Representatives in the preparation of such Unaudited Financials consistent with the cooperation and assistance provided by the Stockholders’ Representative to the Company in its preparation of its pre-Closing financial statements.

Article VI.
STOCKHOLDERS’ REPRESENTATIVE

6.01          Authorization of the Stockholders’ Representative; Inability to Perform.

(a)            Each Securityholder, by executing and delivering an Option Surrender Agreement, Exchange Agreement, Letter of Transmittal, joinder agreement and/or the Stockholder Written Consent, as applicable, approving and adopting this Agreement, makes, constitutes and appoints the Stockholders’ Representative such Person’s true, lawful and exclusive attorney-in-fact for and in such Person’s name, place, and stead and for its use and benefit, to prepare, execute, certify, acknowledge, swear to, file, deliver, or record any and all agreements, instruments or other documents, and to take any and all actions, that are within the scope and authority of the Stockholders’ Representative provided for in this Section 6.01. The grant of authority provided for in this Section 6.01 is coupled with an interest and is being granted, in part, as an inducement to the parties hereto to enter into this Agreement and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Securityholder and shall be binding on any successor thereto.

(b)            By virtue of the adoption of this Agreement and the approval of the Transactions by the Securityholders, each Securityholder shall be deemed to have agreed to appoint the Stockholders’ Representative as its agent and attorney-in-fact for and on behalf of the Securityholders in connection with, and to facilitate the consummation of the Transactions, and in connection with the activities to be performed on behalf of the Securityholders under this Agreement and the other documents contemplated hereby, for the purposes and with the powers and authority hereinafter set forth in this ARTICLE VI, which shall include the full and exclusive power and authority:

(i)              to take such actions and to execute and deliver such amendments, modifications, waivers and consents in connection with this Agreement and the other documents contemplated hereby and the consummation of the Transactions as the Stockholders’ Representative, in its reasonable discretion, may deem necessary or desirable to give effect to the intentions of this Agreement and the other documents contemplated hereby;

(ii)             to pay expenses of the Securityholders incurred in connection with the negotiation and performance of this Agreement and the other documents contemplated hereby (whether incurred before, on or after the date of this Agreement);

(iii)            to receive any amounts due to the Securityholders under this Agreement or under the other documents contemplated hereby, and to disburse any such funds to the Securityholders;

(iv)            to retain the Representative Expense Amount until it is liquidated in accordance with Section 6.02(b), and to use the funds constituting the Representative Expense Amount to satisfy the expenses of the Stockholders’ Representative in performing its duties hereunder and to satisfy expenses and obligations of the Securityholders; provided, however, that if the Representative Expense Amount is exhausted or otherwise disbursed and the Stockholders’ Representative requires additional funds to satisfy the expenses of the Stockholders’ Representative in performing its duties hereunder or to satisfy expenses and obligations of the Securityholders, the Stockholders’ Representative may request, and the Securityholders shall provide, such additional funds, based on each Securityholders’ Pro-Rata Share, to the Stockholders’ Representative for such purposes;

(v)            as the agent of the Securityholders, to enforce and protect the rights and interests of the Securityholders and to enforce and protect the rights and interests of the Stockholders’ Representative arising out of or under or in any manner relating to this Agreement and the other documents contemplated hereby and, in connection therewith, to: (A) employ such agents, consultants and professionals, to delegate authority to its agents, to take such actions and to execute such documents on behalf of the Securityholders in connection with ARTICLE I and otherwise under this Agreement as the Stockholders’ Representative, in its reasonable discretion, deems to be in the best interest of the Securityholders; (B) assert or institute any Action; (C) investigate, defend, contest or litigate any Action initiated by Purchaser or the Surviving Company, or any other Person, against the Stockholders’ Representative, and receive process on behalf of any or all Securityholders in any such Action and compromise or settle on such terms as the Stockholders’ Representative shall determine to be appropriate, give receipts, releases and discharges on behalf of all of the Securityholders with respect to any such Action; (D) file any proofs, debts, claims and petitions as the Stockholders’ Representative may deem advisable or necessary; (E) settle or compromise any claims asserted under ARTICLE I or otherwise under this Agreement; (F) assume, on behalf of all of the Securityholders, the defense of any claim that is the basis of any claim asserted under ARTICLE I or otherwise under this Agreement; (G) finally determine the amounts set forth on the Estimated Closing Statement and; and (H) file and prosecute appeals from any decision, judgment or award rendered in any of the foregoing claims or Actions, it being understood that the Stockholders’ Representative shall not have any obligation to take any such actions, and shall not have liability for any failure to take any such action;

(vi)           to enforce payment of any other amounts payable to the Securityholders, in each case on behalf of the Securityholders, in the name of the Stockholders’ Representative;

(vii)          to waive or refrain from enforcing any right of the Securityholders or any of them and/or of the Stockholders’ Representative arising out of or under or in any manner relating to this Agreement or the other documents contemplated hereby; and

(viii)         to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, elections, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Stockholders’ Representative, in its sole and absolute direction, may consider necessary or proper or convenient in connection with or to carry out the activities described in paragraphs (i) through (vii) above and the Transactions.

(c)            All decisions and actions by the Stockholders’ Representative (to the extent authorized by this Agreement) shall be binding upon all of the Securityholders and no Securityholder shall have the right to object, dissent, protest or otherwise contest the same.

(d)            In the event the Stockholders’ Representative becomes unable to perform its responsibilities hereunder or resigns from such position, the Stockholders (acting by the vote of the Stockholders who immediately prior to the Effective Time held at least a majority of the outstanding Common Shares held by all Stockholders) shall promptly select another representative reasonably acceptable to Purchaser to fill any vacancy of the Stockholders’ Representative, and such substituted representative shall be deemed to be a Stockholders’ Representative for all purposes under this Agreement and the other documents contemplated hereby.

(e)            Purchaser and the Surviving Company shall be entitled to rely exclusively upon the communications of the Stockholders’ Representative relating to the foregoing as the communications of the Securityholders. None of Purchaser or the Surviving Company shall be held liable or accountable in any manner for any act or omission of the Stockholders’ Representative in such capacity.

(f)             Purchaser and the Surviving Company shall be entitled to unconditionally assume that any action taken or omitted, or any document executed by, Levine Leichtman Capital Partners SBIC Fund, L.P., purporting to act as the Stockholders’ Representative under or pursuant to this Agreement or the other documents contemplated hereby or in connection with any of the Transactions has been unconditionally authorized by Securityholders to be taken, omitted to be taken, or executed on their behalf so that they will be legally bound thereby, and no Securityholder shall institute any claim, lawsuit, arbitration or other Action against Purchaser, Merger Sub, the Surviving Company or any of their respective Representatives alleging that Levine Leichtman Capital Partners SBIC Fund, L.P. did not have the authority to act as the Stockholders’ Representative on behalf of Securityholders in connection with any such action, omission or execution. No modification or revocation of the power of attorney granted by the Securityholders herein to Levine Leichtman Capital Partners SBIC Fund, L.P. to serve as the Stockholders’ Representative shall be effective as against Purchaser until Purchaser has received a document signed by all Securityholders effecting said modification or revocation and selecting another representative to fill the vacancy of the Stockholders’ Representative. Purchaser, Merger Sub, the Surviving Company and their respective Representatives are hereby relieved from any liability to any Person for any acts done by the Stockholders’ Representative and any acts done by Purchaser, Merger Sub or the Surviving Company in accordance with any decision, act, consent or instruction of the Stockholders’ Representative.

6.02          Representative Expense Amount; Notices.

(a)            The Representative Expense Amount shall be held by the Stockholders’ Representative in the Representative Expense Account for the benefit of the Securityholders for reimbursements payable to the Stockholders’ Representative under this Section 6.02, or, as provided below, the payment of fees, commissions or other compensation to the Stockholders’ Representative; provided, that such reimbursements payable to the Stockholders’ Representative are pursuant to fees, commissions or other compensation borne by all Securityholders and are not the fees, commissions or other compensation of any particular Securityholder in his, her or its individual capacity. At the written request of any Stockholder, the Stockholders’ Representative shall provide any requesting Stockholder with an accounting and reconciliation of the disbursements made from the Representative Expense Amount.

(b)           Following the date on which the Stockholders’ Representative has determined (in its sole discretion) that it is appropriate to release such funds, the Stockholders’ Representative shall pay the then-remaining amount of the Representative Expense Amount, if any, to each Securityholder who has complied with Section 1.14(d) or Section 1.16, as applicable, and each Optionholder who has complied with the terms of the applicable Option Surrender Agreement in accordance with the allocations set forth in the Payment Schedule.

(c)            To the extent the Stockholders’ Representative receives any material notice duly delivered under Section 8.05 from the Purchaser or Merger Sub which notice relates to any potential material development under this Agreement, the Stockholders’ Representative shall promptly deliver a copy of such notice to each Stockholder.

6.03          Compensation; Exculpation.

(a)            Upon the written approval of a majority in interest of the Stockholders prior to the Effective Time, the Stockholders’ Representative may be paid a fee, commission or other compensation for the performance of services hereunder on such terms and conditions as may be agreed by the Stockholders’ Representative and such Stockholders.

(b)           The Stockholders’ Representative shall not have by reason of this Agreement a fiduciary relationship in respect of any Securityholder. The Stockholders’ Representative shall not be liable to the Securityholders for any apportionment or distribution of payments made by the Stockholders’ Representative in good faith, and if any such apportionment or distribution is subsequently determined to have been made in error, the sole recourse of any Securityholder to whom payment was due, but not made, shall be to recover from other Securityholders any payment in excess of the amount to which they are determined to have been entitled. The Stockholders’ Representative shall not be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement. Neither the Stockholders’ Representative nor any agent, employee or any other representative employed by it shall incur any liability to any Securityholder by virtue of the failure or refusal of the Stockholders’ Representative for any reason to consummate the Transactions or relating to the performance of its other duties hereunder, except for actions or omissions constituting actual fraud. In dealing with this Agreement and any other documents contemplated hereby, and in exercising or failing to exercise all or any of the powers conferred upon the Stockholders’ Representative hereunder or thereunder, the Stockholders’ Representative shall be entitled to rely on the advice of counsel, public accountants or other independent experts experienced in the matter at issue, and any error in judgment or other act or omission of the Stockholders’ Representative pursuant to such advice shall in no event subject the Stockholders’ Representative to liability to any Securityholder unless such actions or omissions constitute actual fraud. Except as set forth in the previous sentence, notwithstanding anything to the contrary contained in this Agreement, the Stockholders’ Representative, in its role as Stockholders’ Representative, shall have no liability whatsoever to Purchaser or the Surviving Company (other than in the case of actual fraud) or any other Person.

(c)           Any action taken by the Stockholders’ Representative on behalf of such Securityholder pursuant to Section 6.01 (an “Authorized Action”) shall be binding on each Securityholder as fully as if such Securityholder had taken such Authorized Action. Purchaser agrees that the Stockholders’ Representative, acting as the Stockholders’ Representative, shall have no liability to Purchaser for any Authorized Action, except to the extent that such Authorized Action constituted actual fraud. Each Securityholder shall severally (and not jointly and severally), based on each Securityholder’s Pro-Rata Share, indemnify and hold harmless the Stockholders’ Representative against all expenses (including reasonable attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by the Stockholders’ Representative in performing as Stockholders’ Representative hereunder, including in connection with any Action, suit or proceeding to which the Stockholders’ Representative is made a party by reason of the fact that it is or was acting as the Stockholders’ Representative pursuant to the terms of this Agreement.

(d)           All of the immunities and powers granted to the Stockholders’ Representative under this Agreement shall survive until the distribution of the Representative Expense Amount pursuant to Section 6.02(b).

(e)           The adoption of this Agreement and the approval of the Transactions by the Stockholder Written Consent shall also be deemed to constitute approval of all arrangements relating to the Transactions and to the provisions hereof binding upon the Securityholders, including this Section 6.03.

Article VII.
TErmination

7.01          Termination. This Agreement may be terminated at any time prior to the Closing:

(a)            by the mutual written consent of Purchaser and the Stockholders’ Representative;

(b)           by Purchaser, if there has been a violation or breach by an Acquired Company of any covenant, representation or warranty contained in this Agreement that would render a condition precedent to Purchaser’s obligation to close under Section 2.01 herein unable to be satisfied by the End Date and such violation or breach has not been waived by Purchaser or, if capable of being cured, shall not have been cured by the applicable Acquired Company, prior to the earlier of (x) ten (10) business days after receipt by the Stockholders’ Representative of written notice thereof from Purchaser and (y) the End Date; provided that the right to terminate this Agreement pursuant to this Section 7.01(b) shall not be available to Purchaser at any time that Purchaser has violated, or is in breach of, any covenant, representation or warranty hereunder;

(c)           by the Stockholders’ Representative, if there has been a violation or breach by Purchaser or Merger Sub of any covenant, representation or warranty contained in this Agreement that that would render a condition precedent to the Company’s obligation to close under Section 2.02 herein unable to be satisfied by the End Date and such violation or breach has not been waived by the Stockholders’ Representative or, if capable of being cured, shall not have been cured by Purchaser or Merger Sub prior to the earlier of (x) ten (10) business days after receipt by Purchaser of written notice thereof from the Stockholders’ Representative and (y) the End Date (provided that Purchaser’s or Merger Sub’s failure to deliver the payments required under Section 1.14 as required thereunder shall not be subject to cure hereunder); provided that the right to terminate this Agreement pursuant to this Section 7.01(c) shall not be available to the Stockholders’ Representative at any time that any Acquired Company has violated, or is in breach of, any covenant, representation or warranty hereunder;

(d)           by Purchaser, if the Stockholder Written Consent shall not have been obtained and delivered to Purchaser within two (2) business days after the execution of this Agreement;

(e)            by Purchaser, if the Transactions have not been consummated on or before January 20, 2018 (as such date may be extended pursuant to Section 8.16, the “End Date”); provided that Purchaser shall not be entitled to terminate this Agreement pursuant to this Section 7.01(e) if Purchaser’s breach of this Agreement has prevented the consummation of the Transactions by such date;

(f)            by the Stockholders’ Representative, if the Transactions have not been consummated on or before the End Date; provided that the Stockholders’ Representative shall not be entitled to terminate this Agreement pursuant to this Section 7.01(f) if a breach of this Agreement by any of the Acquired Companies has prevented the consummation of the Transactions by such date;

(g)           by the Stockholders’ Representative, if (i) each of the conditions set forth in Section 2.01 shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing), (ii) the Stockholders’ Representative shall have notified Purchaser that the Company stands ready, willing and able to consummate the Closing, and (iii) Purchaser shall have not consummated the Closing by 10:00 a.m. Central time on the second (2nd) business day following the date on which the Closing was required to occur pursuant to Section 1.02; or

(h)           by Purchaser, if (i) each of the conditions set forth in Section 2.02 shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing), (ii) Purchaser shall have notified the Stockholders’ Representative that Purchaser stands ready, willing and able to consummate the Closing, and (iii) the Stockholders’ Representative shall have not consummated the Closing by 10:00 a.m. Central time on the second (2nd) business day following the date on which the Closing was required to occur pursuant to Section 1.02.

7.02          Effect of Termination. In the event of any valid termination of this Agreement by Purchaser or the Stockholders’ Representative as provided in Section 7.01, (i) this Agreement shall forthwith become void and of no further force or effect (except that this Section 7.02, Section 5.06, Section 5.07, ARTICLE VIII and ARTICLE IX shall survive the termination of this Agreement and shall be enforceable by the parties hereto), and (ii) there shall be no liability or obligation on the part of Purchaser, the Stockholders’ Representative or any of the Acquired Companies to any other party hereto with respect to this Agreement; provided that, notwithstanding clause (ii) of this Section 7.02, liability may exist for breach of, or otherwise with respect to, the provisions of this Agreement specified in the parenthetical contained in clause (i) of this Section 7.02; provided, further, that no termination of this Agreement shall release, or be construed as releasing, any party from any liability to any other party for a willful and knowing breach which may have arisen under this Agreement prior to termination. Notwithstanding any provision in this Agreement to the contrary and for the avoidance of doubt, as long as the Company utilizes reasonable efforts to satisfy the closing conditions specified in Section 2.02(d) (Lawn Doctors Merger), (e) (SBIC Debt Financing Transactions) and (f) (SBIC Advisory Committee Consent and Lawn Doctor Senior Lender Consent), the Company shall not have any liability to any party as a result of the failure to satisfy such conditions prior to the termination of this Agreement.

Article VIII.
GENERAL PROVISIONS

8.01          Expenses. Except as otherwise expressly provided herein, all fees and expenses incurred in connection with or related to this Agreement and the Transactions (including attorneys’ and accountants’ fees and expenses) in connection with the negotiation of this Agreement, the performance of their obligations hereunder and the consummation of the Transactions shall be paid by the party incurring such fees and expenses, whether or not such transactions are consummated; provided that all Transaction Expenses (other than those set forth on the Estimated Closing Statement, which are being paid at Closing pursuant to Section 1.14(c)(v)) shall be borne by the Stockholders’ Representative (on behalf of the Securityholders). Notwithstanding the foregoing, the Company shall be responsible for any transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest), in any such instance, imposed as a result of the consummation of the Transactions.

8.02          Knowledge Defined. For purposes of this Agreement, “the Company’s knowledge” (or similar reference) as used herein shall mean the actual knowledge of Steinmann and Steven Seppala, after reasonable inquiry of each of such Person’s direct reports.

8.03          Non-Survival of Representations and Warranties. The respective representations, warranties and covenants of the parties contained in this Agreement and any officer’s certificate delivered pursuant hereto shall terminate at, and not survive, the Closing; provided, that (i) this Section 8.03 shall not limit any covenant or agreement of the parties that by its terms requires performance at or after the Closing and (ii) following the Closing, Purchaser, Merger Sub or any of their respective Affiliates shall not, except in the case of Company Fraud, have recourse against the Securityholders with respect to any representation or warranty of the Company in this Agreement.

8.04          Waiver. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof. Any such waiver by a party shall be valid only if set forth in writing by such party.

8.05          Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given if delivered personally or sent by e-mail, overnight courier or registered or certified mail, postage prepaid, to the address set forth below, or to such other address as may be designated in writing by such party:

if to Purchaser, to:

CNL Strategic Capital, LLC

450 S. Orange Avenue

Orlando, Florida 32801

Attention: Holly Greer and Tammy Tipton

Email: holly.greer@cnl.com

           tammy.tipton@cnl.com

with a copy (which shall not constitute notice) to:

Clifford Chance US LLP

31 West 52nd Street

New York, NY 10019

Attention: Joseph Cosentino

Email: joseph.cosentino@cliffordchance.com

if to the Stockholders’ Representative, to:

Levine Leichtman Capital Partners SBIC Fund, L.P.

335 North Maple Drive, Suite 130

Beverly Hills, CA 90210

Attention: David I. Wolmer

Email: dwolmer@llcp.com

with a copy (which shall not constitute notice) to:

Honigman Miller Schwartz and Cohn LLP

2290 First National Building

660 Woodward Avenue

Detroit, Michigan 48226

Attention: Joshua F. Opperer and Jacob D. Drouillard

Email: jopperer@honigman.com

            jdrouillard@honigman.com

8.06          Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

8.07          References. The table of contents and the section and other headings and subheadings contained in this Agreement and Disclosure Schedules hereto are solely for the purpose of reference, are not part of the agreement of the parties hereto, and shall not in any way affect the meaning or interpretation of this Agreement or any Disclosure Schedule hereto. All references to days or months shall be deemed references to calendar days or months. All references to “$” shall be deemed references to United States dollars. Unless the context otherwise requires, any reference to a “Section,” or “Disclosure Schedule” shall be deemed to refer to a section of this Agreement, or a schedule to this Agreement, as applicable. The words “hereof,” “herein” and “hereunder” and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; and the word “or” is not exclusive. Unless the context otherwise requires, references herein: (i) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (ii) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. The Disclosure Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

8.08          Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Person. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement or the Disclosure Schedules is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including, without limitation, whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business, and no party shall use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement or the Disclosure Schedules in any dispute or controversy between the parties as to whether any obligation, item or matter not described or included in this Agreement or in any Disclosure Schedule is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the ordinary course of business for purposes of this Agreement. The information contained in this Agreement and in the Disclosure Schedules hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever (including, without limitation, any violation of Law or breach of contract).

8.09          Amendment and Waiver. Any provision of this Agreement or the Disclosure Schedules hereto may be amended only in a writing signed by Purchaser and the Stockholders’ Representative. No waiver of any provision hereunder, or any breach, default or misrepresentation hereunder, shall be valid unless the same shall be in writing and signed by the party making such waiver, and no such waiver shall extend to or affect in any way any other provision or prior or subsequent breach, default or misrepresentation.

8.10          Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

8.11          Waiver of Trial by Jury. THE PARTIES TO THIS AGREEMENT EACH HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE AND REGARDLESS OF WHICH PARTY INITIATES SUCH ACTION OR PROCEEDING. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE IRREVOCABLE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

8.12          Electronic Delivery. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, to the extent delivered by means of a facsimile machine or electronic mail (any such delivery, an “Electronic Delivery”), shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

8.13          Counterparts. This Agreement may be executed in multiple counterparts, any one of which need not contain the signature of more than one party, but all such counterparts taken together shall constitute one and the same instrument.

8.14          Governing Law. All issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and Disclosure Schedules hereto shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

8.15          Consent to Jurisdiction.

THE PARTIES AGREE THAT JURISDICTION AND VENUE IN ANY SUIT, ACTION, OR PROCEEDING BROUGHT BY ANY PARTY PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY SHALL PROPERLY AND EXCLUSIVELY LIE IN THE CHANCERY COURT OF THE STATE OF DELAWARE, AND ANY STATE APPELLATE COURT THEREFROM WITHIN THE STATE OF DELAWARE (OR, IF THE CHANCERY COURT OF THE STATE OF DELAWARE DECLINES TO ACCEPT JURISDICTION OVER A PARTICULAR MATTER, ANY STATE OR FEDERAL COURT WITHIN THE STATE OF DELAWARE). EACH PARTY ALSO AGREES NOT TO BRING ANY SUIT, ACTION OR PROCEEDING, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY OTHER COURT (OTHER THAN UPON THE APPEAL OF ANY JUDGMENT, DECISION OR ACTION OF ANY SUCH COURT LOCATED IN DELAWARE OR, AS APPLICABLE, ANY FEDERAL APPELLATE COURT THAT INCLUDES THE STATE OF DELAWARE WITHIN ITS JURISDICTION). BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY IRREVOCABLY SUBMITS TO THE JURISDICTION OF SUCH COURTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY WITH RESPECT TO SUCH SUIT, ACTION OR PROCEEDING. THE PARTIES IRREVOCABLY AGREE THAT VENUE WOULD BE PROPER IN SUCH COURT, AND HEREBY WAIVE ANY OBJECTION THAT ANY SUCH COURT IS AN IMPROPER OR INCONVENIENT FORUM FOR THE RESOLUTION OF SUCH SUIT, ACTION OR PROCEEDING. EACH OF THE PARTIES FURTHER IRREVOCABLY AND UNCONDITIONALLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 8.05 OF THIS AGREEMENT.

8.16          Specific Performance. The parties hereto agree that irreparable damage, for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto or thereto fail to take any action required of them hereunder or thereunder to consummate the Transactions. It is accordingly agreed that (i) the parties hereto shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof and thereof in the courts described in Section 8.15 without proof of damages or posting a bond or other form of security, this being in addition to any other remedy to which they are entitled under this Agreement and (ii) the right of specific performance and other equitable relief is an integral part of the Transactions and without that right, none of the parties hereto would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific performance or other equitable relief is unenforceable, invalid, contrary to law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.16 shall not be required to provide any bond or other security in connection with any such order or injunction. If, on or prior to the End Date, any party hereto brings any action, in each case in accordance with Section 8.15, to enforce specifically the performance of the terms and provisions hereof by any other party, the End Date shall automatically be extended (x) for the period during which such action is pending, plus ten (10) business days, or (y) by such other time period established by the court presiding over such action, as the case may be.

8.17          Entire Agreement. This Agreement constitutes the entire agreement, and supersedes all prior written agreements, arrangements and understandings and all prior and contemporaneous oral agreements, arrangements and understandings between the parties with respect to the subject matter of this Agreement. No party to this Agreement shall have any legal obligation to enter into the Transactions unless and until this Agreement shall have been executed and delivered by each of the parties.

8.18          Assignment; Successors. This Agreement may not be assigned without the prior written consent of both Purchaser and the Stockholders’ Representative. Subject to the preceding sentence, this Agreement will be binding upon the parties and their respective successors and assigns.

8.19          Non-Recourse. Except in the case of Company Fraud, all proceedings (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the entities that are expressly identified as parties hereto. Except as provided in the first sentence of this Section 8.19, each party hereby acknowledges and agrees that it has no right of recovery against, and no personal liability shall attach to, any Seller Affiliate, through the Company, the Stockholders’ Representative or otherwise, whether by or through attempted piercing of the corporate, partnership, limited partnership or limited liability company veil, by or through a claim by or on behalf of Purchaser against any Seller Affiliate by the enforcement of any assessment or by any legal or equitable action, by virtue of any Law, or otherwise and each party hereto waives and releases all such liabilities, claims and obligations against any such Seller Affiliates. Recourse against the Company under this Agreement (subject to the limitations described herein, including Sections 8.03 and 8.19) shall be the sole and exclusive remedy of Purchaser and any other Person against the Company or any Seller Affiliate in respect of any losses, liabilities, damages, expenses or obligations arising under, or in connection with, this Agreement or any document, certificate or instrument delivered in connection herewith or therewith, or the Transactions. Purchaser hereby covenants and agrees, on behalf of itself and its Affiliates and representatives, that it and they shall not institute any litigation or bring any other claim arising under, or in connection with, this Agreement or any document, certificate or instrument delivered in connection herewith or therewith, or the Transactions, against the Company or any Seller Affiliate or for claims against the Company under this Agreement subject to the limitations described herein. In the event that any provision of this Agreement provides that a party hereto shall cause its Affiliates and/or representatives to take any action (or refrain from taking any action) or otherwise purports to be binding on such party’s Affiliates and/or representatives, such party shall be liable for any breach of such provision by any such Affiliate or representative.

Article IX.
DEFINITIONS

9.01          Definitions. For purposes hereof, the following terms when used herein shall have the respective meanings set forth below:

“Acquired Companies” means collectively the Company and each of its Subsidiaries.

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, charge, complaint, suit, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Advisory Committee” means the advisory committee of Levine Leichtman Capital Partners SBIC Fund, L.P., as in effect on the date hereof.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or any analogous combined, affiliated, consolidated, unitary or other Tax group defined under state, local or non-U.S. Law relating to income Tax) of which the Company is or has been a member.

“Base Consideration” means an amount equal to $35,000,000.

“Cash” means the aggregate amount of all cash and cash equivalents of the Acquired Companies (including marketable securities, short term investments, liquid instruments and the amount of any received and uncleared checks, wires or drafts, but not including and reduced by the amount of any issued but uncleared checks, wires or drafts), in each case calculated in accordance with the Accounting Methodologies.

“Certificate” means a certificate that, immediately prior to the Effective Time, represents Common Shares.

“Closing Date Cash” means Cash as of 11:59 P.M. on the date immediately prior to the Closing Date.

“Closing Date Indebtedness” means Indebtedness as of 11:59 P.M. on the date immediately prior to the Closing Date.

“Closing Working Capital” means: (a) the Current Assets of the Company, less (b) the Current Liabilities of the Company, determined as of 11:59 P.M. on the date immediately prior to the Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commission” means the United States Securities and Exchange Commission or any other federal agency administering the Securities Act.

“Common Shares” means shares of Company Class A Common Stock and Company Class B Common Stock.

“Company Class A Common Stock” means the Class A Common Stock of the Company, par value $0.01 per share.

“Company Class B Common Stock” means the Class B Common Stock of the Company, par value $0.01 per share.

“Company Fraud” means that (a) a representation and warranty made by the Company in ARTICLE III was false when made, (b) to the Company’s knowledge, the representation and warranty was false when made, (c) the Company had the intent to induce Purchaser and Merger Sub to act or refrain from acting, and (d) Purchaser and Merger Sub acted in justifiable reliance of such false representation and warranty.

“Company Intellectual Property” means Company Registered Intellectual Property, Company Unregistered Intellectual Property and all other Intellectual Property owned or purported to be owned by any Acquired Company.

“Contracts” means all contracts, leases, deeds, mortgages, licenses, instruments, notes, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and legally binding arrangements.

“Copyrights” means all U.S. and foreign copyrights and copyrightable subject matter (including all content on internet websites), mask works, and applications and registrations therefor (including any extensions, modifications or renewals thereof and whether registered or unregistered), and all other rights associated with works of authorship, including exclusive exploitation rights and moral rights.

“Current Assets” means (i) accounts receivable (net of any allowance for doubtful accounts), (ii) inventory, (iii) prepaid expenses and (iv) other current assets (but excluding (x) the portion of any prepaid expense of which Purchaser will not receive the benefit following the Closing, and (y) all Tax assets), determined in each case, in accordance with the Accounting Methodologies.

“Current Liabilities” means (i) accounts payable, (ii) accrued expenses and (iii) customer deposits (but excluding all Tax liabilities, Transaction Expenses and the current portion of any Indebtedness of the Company), determined in each case, in accordance with the Accounting Methodologies.

“Environmental Claim” means any Action, Governmental Order, lien, fine, penalty, or, as to each, any settlement or judgment arising therefrom, by or from any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the presence, Release of, or exposure to, any Hazardous Materials; or (b) any actual or alleged non-compliance with any Environmental Requirement or term or condition of any Environmental Permit, in either case that is material to the Acquired Companies, taken as a whole.

“Environmental Notice” means any written directive, notice of violation or infraction, or notice respecting any Environmental Claim relating to actual or alleged non-compliance with any Environmental Requirements or any term or condition of any Environmental Permit that is material to the Acquired Companies, taken as a whole.

“Environmental Permit” means any Permit, letter, clearance, consent, waiver, closure, exemption, decision or other action required under or issued, granted, given, authorized by or made pursuant to Environmental Requirements that is material to the Acquired Companies, taken as a whole.

“Environmental Requirements” means any applicable Law or Governmental Order enacted and in effect on or prior to the Closing Date (i) relating to pollution (or the cleanup thereof) or the protection of the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (ii) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means any trade or business (whether or not incorporated) (i) which is or has at any relevant time been under common control within the meaning of Section 4001(b)(1) of ERISA with any Acquired Company; or (ii) which together with any Acquired Company is or was at any relevant time treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Estimated Merger Consideration” means an amount equal to the Merger Consideration calculated as set forth in Section 1.13(a), assuming for purposes of such calculation that the Closing Date Cash is equal to the Estimated Closing Date Cash, the Closing Date Indebtedness is equal to the Estimated Closing Date Indebtedness Amount, the Closing Working Capital is equal to the Estimated Closing Working Capital, and the unpaid Transaction Expenses are equal to the Estimated Closing Date Transaction Expenses.

“Exchange Agreements” means the agreements to be entered into at Closing between the Rollover Securityholders and the Surviving Company, pursuant to which such Rollover Securityholders and the Surviving Company shall consummate the transactions described in such Exchange Agreements and Section 1.14(d) herein.

“Final Determination Date” means the earlier of (i) the date of acceptance by the Stockholders’ Representative in writing of the applicable Merger Consideration Adjustment Statement or (ii) if there are Disputed Amounts, then the date of resolution of the Disputed Amounts pursuant to Section 1.15(c)(ii) or 1.15(c)(v), as applicable

“Final Merger Consideration Adjustment Statement” means the Merger Consideration Adjustment Statement as (a) agreed by Purchaser and the Stockholders’ Representative or (b) made final by the Selected Accountant pursuant to Section 1.15(c)(v).

“Financing” means any equity financings in connection with the transactions contemplated by this Agreement.

“Financing Sources” means the agents, arrangers, underwriters, purchasers and other entities that have committed to provide or arrange or otherwise entered into agreements in connection with any Financing, including the parties to any commitment letter or engagement letter in respect of any Financing.

“GAAP” means United States generally accepted accounting principles as in effect from time to time, consistently applied throughout the periods presented.

“Governmental Authority” means any governmental, regulatory or administrative body, agency, instrumentality or authority, or political subdivision thereof, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), any court or judicial authority, any arbitral tribunal or any other public authority, whether foreign, federal, state or local.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Materials” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or manmade, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Requirements; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.

“Indebtedness” means, as of any particular time, all obligations of a Person (including the unpaid principal amount, accrued interest, prepayment penalties, termination payments and fees) with respect to, (i) all indebtedness for borrowed money of the Acquired Companies, (ii) any indebtedness of the Acquired Companies evidenced by any note, bond, debenture or other debt security, (iii) any indebtedness for the deferred purchase price of property or services with respect to which any Acquired Company is liable, contingently or otherwise, as obligor or otherwise (other than Current Liabilities taken into account in the calculation of Closing Working Capital), (iv) obligations under any interest rate, currency swap or other hedging or derivative agreement or arrangement, (v) all capital lease obligations of any Acquired Company, (vi) reimbursement obligations under any letter of credit, banker’s acceptance or similar credit transactions, but only to the extent drawn at Closing, (vii) any obligations of the type referred to in clauses (i) through (vi) guaranteed in any manner by any Acquired Company, and (viii) any Taxes payable by the Acquired Companies for any Pre-Closing Tax Period (reduced by the amount of any Tax refunds receivable (which shall include, for avoidance of doubt, any refund of estimated Taxes paid by the Acquired Companies) by the Acquired Companies for any Pre-Closing Tax Period).

“Intellectual Property” means all of the following in any jurisdiction throughout the world: (i) Patents; (ii) Trademarks and internet domain names, together with all goodwill associated with each of the foregoing; (iii) Copyrights; (iv) registrations and applications for any of the foregoing; (v) design rights and database rights therein and thereto, whether or not registered; (vi) confidential and proprietary information, including trade secrets, know-how, inventions (whether or not patentable), protocols, schematics, specifications, data collections; (vii) Software; (viii) all other technology (whether or not embodied in any tangible form) and (ix) and all intellectual property rights related thereto.

“Law” means any law, statute, rule, regulation, administrative interpretation, constitution, treaty, code, ordinance, common law, judgment, standard, authorization, injunction, order, decree, resolution, or other binding action or requirement of a Governmental Authority.

“Lawn Doctors Merger” means the consummation of the merger and other transactions contemplated by that certain Agreement and Plan of Merger, by and among Purchaser, LD Merger Sub, Inc., a Delaware corporation, and LD Parent, Inc., a Delaware corporation.

“Lawn Doctor Senior Lender” means Madison Capital Funding LLC.

“Leased Real Property” means, the real property and improvements subject to the Leases.

“Liens” means liens (statutory or other), mortgages, pledges, security interests, charges and encumbrances, claims, conditions, equitable interests, options, easements, encroachments, rights of way, rights of first refusal, or restrictions of any kind, including any restrictions on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Material Adverse Effect” means any event, change, condition, fact, occurrence or effect that has, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, condition (financial or otherwise), results of operations or assets of the Acquired Companies, taken as a whole; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: any change, effect, event, occurrence, state of facts or development attributable to (i) the announcement of the Transactions, including, without limitation, the impact thereof on relationships, contractual or otherwise, with, or actual or potential loss or impairment of, customers, suppliers, distributors, partners or employees, or on revenue, profitability and cash flows; (ii) conditions affecting the industry in which the Acquired Companies participate, the U.S. or world economy as a whole or the U.S. or global capital or financial markets in general or the markets in which the Company operates; (iii) compliance with the terms of, or the taking of any action required by, this Agreement; (iv) any fact, event or matter set forth in the Disclosure Schedules; (v) any change in applicable Laws or the interpretation thereof; (vi) any change in GAAP or other accounting requirements or principles; (vii) any failure by the Acquired Companies to meet financial forecasts, projections or estimates (but not the reasons underlying such failure unless such reasons are not to be taken into account pursuant to one of the other clauses of this definition); (viii) national or international political or social conditions, including, but not limited to, the commencement, continuation or escalation of a war, material armed hostilities or other material international or national calamity or act of terrorism directly or indirectly involving the United States of America; or (ix) the taking of any action, or failing to take any action, at the request of Purchaser, or the taking of any action by Purchaser; provided further, however, that any event, occurrence, fact, condition or change referred to above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change in clauses (ii), (v), (vi) or (viii) has a disproportionate effect on the Acquired Companies, taken as a whole, compared to other participants in the industries in which the Acquired Companies conduct their businesses.

“Optionholder” means each holder of a Stock Option.

“Patents” means all U.S. and foreign patents, provisional patents, design patents, PCT filings, patent applications, patent disclosures, and all related continuations, continuations-in-part, divisionals, reissues, renewals, re-examinations, substitutions, modifications and extensions thereof, and applications and registrations for the foregoing.

“Payment Schedule” means a schedule substantially in the form attached hereto as Exhibit E containing (i) the number and type of Common Shares held by each Stockholder, (ii) each Stockholder’s allocable portion of the Merger Consideration, and (iii) each Securityholder’s Pro-Rata Share.

“Permits” means all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from Governmental Authorities.

“Permitted Liens” means (i) statutory liens for current Taxes or other governmental charges (x) that are not yet delinquent or (y) the amount or validity of which are being contested in good faith by appropriate proceedings and for which there are reserves on the Financial Statements; (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business consistent with past practice for amounts which are not yet delinquent or the amount or validity of which are being contested in good faith by appropriate proceedings and which are not, individually or in the aggregate, material to the business of the Acquired Companies; (iii) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over the Leased Real Property which are not violated by the current use and operation of the Leased Real Property or the operation of the business of the Acquired Companies and which are not, individually or in the aggregate, material to the business of the Acquired Companies; (iv) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the Leased Real Property which do not materially impair the occupancy or use of the Leased Real Property for the purposes for which it is currently used in connection with the Company’s business; (v) public roads and highways; (vi) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; (vii) purchase money liens and liens securing rental payments under capital lease arrangements; and (viii) non-exclusive licenses for Intellectual Property granted in the ordinary course of business.

“Person” means an individual, a sole proprietorship, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other entity or any Governmental Authority.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion through the end of the Closing Date for any Straddle Period. In the case of any Straddle Period, the amount of any Taxes based on or measured by income, receipts, sales, use or payroll (or similar event-based Taxes) of the Acquired Companies for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which an Acquired Company holds a beneficial interest shall be deemed to terminate at such time) and the amount of other Taxes of the Acquired Companies for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period. For purposes of calculating Tax liability for clause (viii) of Indebtedness, all Transaction Tax Deductions shall be allocated to the Pre-Closing Tax Period.

“Prior Acquisition Agreement” means that certain Agreement and Plan of Merger, dated as of December 19, 2013, by and among (i) the Company, (ii) Polyform OpCo, (iii) Polyform Products Company, an Illinois corporation, (iv) Steinmann, (v) Steinmann, in her capacity as the Stockholders’ Representative, (vi) Denice L. Steinmann Living Trust, (vii) Charles F. Steinmann Exempt Marital Trust, and (viii) Charles F. Steinmann Residuary Trust.

“Pro-Rata Share” means each Securityholder’s allocable pro rata portion in accordance with the percentages in the column entitled “Pro-Rata Share” set forth next to such Securityholder’s name on the Payment Schedule of any amounts that may become payable in accordance with Sections 1.15(d) or 5.09 or Article VI.

“Reimbursable Financing Expenses” means the fees and expenses incurred by or on behalf of the Acquired Companies in connection with the cooperation contemplated by Section 5.10(a).

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).

“Representative Expense Account” means a segregated account where the Representative Expense Amount is held for disbursement by the Stockholders’ Representative.

“Representative Expense Amount” means an amount equal to $250,000.

“Representatives” means, with respect to any Person, the Person’s Affiliates and Subsidiaries, and its and their respective employees, officers, directors, managing members, general partners, agents, consultants, advisors (including financial advisors, counsel, auditors and accountants) and other representatives, and in the case of Purchaser, shall include the Financing Sources.

“Rollover Securities” means the number of Common Shares identified as Rollover Securities opposite each Rollover Securityholder’s name that are to be exchanged as contemplated by Section 1.14(d).

“Rollover Securityholders” means each of the Stockholders identified on Exhibit F.

“Securities Act” means the United States Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations of the Commission promulgated thereunder, as the same may be amended from time to time.

“Securityholders” means the Stockholders and the Optionholders.

“Seller Affiliates” means collectively, but excluding the Acquired Companies, the former, current or future direct or indirect equityholders, directors, officers, employees, incorporators, agents, attorneys, representatives, Affiliates, members, managers, general or limited partners or assignees of the Company or any former, current or future direct or indirect equityholder, director, officer, employee, incorporator, agent, attorney, representative, general or limited partner, member, manager, Affiliate, agent, assignee or representative of any of the foregoing.

“Software” means all computer programs, including interfaces and any embedded software programs, applications, or modules, including as to each program, the processes, routines and scripts used in the processing of data, the object code, look and feel, user interface, source code, tapes, disks, documentation, design documents, flow charts, programmer’s notes, user manuals, training materials, and all derivative works, improvements, modifications, enhancements, versions and releases relating thereto and other general intangibles of like nature.

“Stockholder” or “Stockholders” means a holder of Common Shares of the Company.

“Stockholder Group” means each Stockholder and their respective Affiliates (in each case, excluding the Acquired Companies), collectively.

“Stockholder Written Consent” means the written consent of the holders of at least ninety percent (90%) of the issued and outstanding Common Shares approving and authorizing the Company’s execution and delivery of this Agreement, the Merger and the other Transactions.

“Stock Option” means an issued and outstanding option to purchase Company Class B Common Shares.

“Straddle Period” means the taxable period that includes (but does not end on) the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, limited liability company, association or other business entity (other than a corporation) of which a majority of the partnership, limited liability company or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity (other than a corporation) if such Person is allocated a majority of the gains or losses of such partnership, limited liability company, association or other business entity or is or controls the managing director, managing member or general partner of such partnership, limited liability company, association or other business entity.

“Target Working Capital” means $3,750,000.

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, value added, excise, severance, stamp, real property, personal property, unclaimed property, capital stock, social security, unemployment, payroll, employee or other withholding, escheat payments or any other tax of any kind whatsoever or any charge of any kind in the nature of a tax, custom duty or governmental fee or assessment, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing.

“Tax Returns” means any return, declaration, report, claim for refund, or information return (including schedules) required to be filed with any Governmental Authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax.

“Trademarks” means trademarks, service marks, corporate and trade names, logos, slogans, trade dress, brands, designs, other similar designations of source or origin, and general intangibles of like nature (whether registered or unregistered), together with the goodwill related to the foregoing, and applications and registrations for the foregoing.

“Transaction Expenses” means all (i) fees, costs and expenses incurred or to be incurred by or on behalf of the Company (or any of its respective Affiliates) in connection with the preparation, execution and consummation of the Transactions (including, without limitation, the fees of Honigman Miller Schwartz and Cohn LLP), and (ii) Option Surrender Payments and all other transaction bonuses or similar payments that are due to any current employee, officer or director directly as a result of and in connection with the consummation of the Transactions pursuant to any agreement entered into by any of the Acquired Companies prior to the Closing, including the employer’s share of payroll, social security, Medicare and unemployment Taxes that are the obligation of the Company arising out of such payments (subject to any limits established by the Social Security Administration) by any Acquired Company as an employer portion which would not have otherwise been incurred but for the payment of any of the foregoing items.

“Transaction Tax Deductions” means, without duplication, to the extent deductible for U.S. federal income tax purposes by the Acquired Companies in a Tax period that includes the Closing Date, the sum of (A) transaction bonuses, change in control payments, severance payments, retention payments or similar payments made by any Acquired Company in connection with the transactions contemplated by this Agreement (or included as a liability in Closing Working Capital), (B) the fees, expenses and interest incurred by any Acquired Company with respect to the payment of Indebtedness (including, for the avoidance of doubt, amounts treated as interest for U.S. federal income tax purposes, any breakage fees or accelerated deferred financing fees, whether paid before, at, or after the Closing or included in clause (i) of the definition of Indebtedness or included as a liability in Closing Working Capital), (C) the amount of the Transaction Expenses, (D) all fees, costs and expenses incurred by any Acquired Company in connection with or incident to this Agreement and the transactions contemplated hereby, including any such legal, accounting, transaction, closing and investment banking fees, costs and expenses, (E) any employment or social security Taxes with respect to the amounts set forth in the foregoing, in each case, in connection with the transactions contemplated hereby; and in case of each amount described in the foregoing clauses (A) through (E), only to the extent that such amount shall have been paid by the Acquired Companies before the Closing Date or shall have been included in calculating the Merger Consideration as a result of being taken into account in Closing Date Indebtedness, Closing Working Capital, or unpaid Transaction Expenses (as finally determined under this Agreement). For the avoidance of doubt, the parties agree that no less than 70% of any success-based fees (including without limitation any success-based fees payable to any Person pursuant to a Contract set forth on Schedule 3.19) that are deductible for U.S. federal income tax purposes pursuant to Revenue Procedure 2011-29, 2011-18 IRB 746 by the Acquired Companies in a Tax period that includes the Closing Date, are included in the calculation of Transaction Tax Deductions.

“Transactions” means the transactions contemplated by this Agreement and the other agreements contemplated hereby, including the Merger.

“Treasury Regulations” means the Treasury Regulations promulgated under the Code.

9.02          Cross-Reference or Other Definitions. Each capitalized term listed below is defined in the corresponding Section of this Agreement:

Term	Page No.

Accounting Methodologies	5
Acquired Companies	56
Acquisition Proposal	38
Action	56
Advisory Committee	56
Advisory Committee Consent	15
Affiliate	56
Affiliated Group	56
Agreement	1
Anti-Bribery Laws	29
Authorized Action	48
Balance Sheet	17
Base Consideration	56
Cash	56
Certificate	56
Certificate of Merger	2

Closing	2
Closing Date	2
Closing Date Cash	56
Closing Date Indebtedness	56
Closing Working Capital	56
Code	57
Commission	57
Common Shares	57
Company	1
Company Class A Common Stock	57
Company Class B Common Stock	57
Company Data	25
Company Fraud	57
Company Intellectual Property	57
Company Permits	30
Company Registered Intellectual Property	24
Company Unregistered Intellectual Property	24
Company’s knowledge	50
Contracts	57
Copyrights	57
Current Assets	57
Current Liabilities	57
DGCL	2
Disclosure Schedules	15
Disputed Amounts	9
Dissenting Shares	4
Effective Time	2
Electronic Delivery	53
End Date	49
Environmental Claim	57
Environmental Notice	58
Environmental Permit	58
Environmental Requirements	58
ERISA	58
ERISA Affiliate	58
Estimated Closing Date Cash	5
Estimated Closing Date Indebtedness Amount	5
Estimated Closing Date Transaction Expenses	5
Estimated Closing Statement	5
Estimated Closing Working Capital	5
Estimated Merger Consideration	58
Exchange Agreements	58
Final Merger Consideration Adjustment Statement	59
Financial Statements	17
Financing	59
Financing Indemnitees	43

Financing Sources	59
GAAP	59
Governmental Authority	59
Governmental Order	59
Hazardous Materials	59
In-Bound License	24
Indebtedness	59
Insurance Policies	28
Intellectual Property	60
IRS	26
IT Systems	25
Latest Balance Sheet	17
Law	60
Lawn Doctor Senior Lender	60
Lawn Doctor Senior Lender Consent	15
Lawn Doctors Merger	60
Leased Real Property	60
Leases	19
Letter of Transmittal	10
Liabilities	18
Liens	60
Material Adverse Effect	60
Material Contracts	23
Material Customers	31
Material Suppliers	31
Merger	1
Merger Consideration	4
Merger Consideration Adjustment Escrow Fund	6
Merger Consideration Adjustment Statement	7
Merger Sub	1
Option Surrender Agreement	1
Option Surrender Payment	3
Optionholder	61
Out-Bound License	24
Patents	61
Payment Schedule	61
Pay-Off Amount	11
Pay-Off Letters	11
Permits	61
Permitted Liens	61
Person	62
Plans	26
Polyform OpCo	17
Post-Closing Adjustment Amount	7
Pre-Closing Tax Period	62
Prior Acquisition Agreement	62

Pro-Rata Share	62
Purchaser	1
Reimbursable Financing Expenses	62
Related Party	31
Release	62
Representative Expense Account	62
Representative Expense Amount	62
Representatives	62
Resolution Period	8
Review Period	8
Rollover Investment	6
Rollover Securities	63
Rollover Securityholders	63
Sale Acceleration Notice	12
Section 280G	43
Section 280G Payments	44
Securities Act	63
Securityholders	63
Selected Accountant	9
Seller Affiliates	63
Software	63
Statement of Objections	8
Steinmann	12
Stock Option	63
Stockholder	63
Stockholder Group	63
Stockholder Written Consent	63
Stockholders	63
Stockholders’ Representative	1
Straddle Period	63
Subsidiary	63
Surviving By-laws	3
Surviving Charter	2
Surviving Company	2
Target Working Capital	64
Tax	64
Tax Returns	64
Taxes	64
Trademarks	64
Transaction Expenses	64
Transaction Tax Benefit	40
Transaction Tax Deductions	64
Transactions	65
Treasury Regulations	65
Unaudited Financials	44

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PURCHASER:

CNL STRATEGIC CAPITAL, LLC

By:	/s/ Brett Schlemovitz
Name: Brett Schlemovitz
Title: Chief Operating Officer

MERGER SUB:

PFHI MERGER SUB, INC.

By:	/s/ Brett Schlemovitz
Name: Brett Schlemovitz
Title: Chief Operating Officer

Signature Page to Agreement and Plan of Merger

COMPANY:

POLYFORM HOLDINGS, INC.

By:	/s/ David I. Wolmer
	Name:	David I. Wolmer
	Title:	Authorized Person

STOCKHOLDERS’ REPRESENTATIVE:

LEVINE LEICHTMAN CAPITAL PARTNERS SBIC FUND, L.P.

By:	LLCP Partners SBIC GP, LLC
Its:	General Partner

By:	Levine Leichtman Capital Partners, Inc.
Its:	Managing Member

By:	/s/ David I. Wolmer
	Name:	David I. Wolmer
	Title:	Authorized Person

Signature Page to Agreement and Plan of Merger